Grupo Financiero Galicia S.A. “Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Financial Statements For the fiscal years ended December 31, 2011 and 2010.

Company’s Name:	Grupo Financiero Galicia S.A. “Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

Legal Domicile:	Tte. Gral. Juan D. Perón No. 456 – 2nd floor Autonomous City of Buenos Aires – Argentina -

Principal Line of Business:	Financial and Investment Activities

Fiscal Year N° 13
Commenced January 1, 2011 and ended December 31, 2011, presented in comparative format.

Date of Registration with the Public Registry of Commerce:

Of Bylaws:	September 30, 1999

Date of Latest Amendment to Bylaws:	July 16, 2010

Registration Number with the Corporation Control Authority (I.G.J.):	12,749

Sequential Number – Corporation Control Authority:	1,671,058

Date of Expiration of the Company’s Bylaws:	June 30, 2100

Description of the Controlling Company:

Company’s Name:	EBA Holding S.A.

Principal Line of Business:	Financial and Investment Activities

Interest Held by the Controlling Company in the Shareholders’ Equity as of 12.31.11:	22.65%

Percentage of Votes which the Controlling Company is Entitled to as of 12.31.11:	59.42%

Capital Status as of 12.31.11 (Note 8 to the Financial Statements) (Figures Stated in Thousands of Pesos for “Subscribed” and “Paid-in” Shares)
Shares
Number	Type	Voting Rights per Share	Subscribed	Paid-in
281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222
960,185,367	Ordinary Class “B”, Face Value of 1	1	960,185	960,185
1,241,407,017			1,241,407	1,241,407

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Balance Sheet as of December 31, 2011 and December 31, 2010
(Figures Stated in Thousands of Pesos)

	12.31.11	12.31.10
ASSETS
CASH AND DUE FROM BANKS	6,418,891	5,645,571
- Cash	2,310,470	1,489,374
- Financial Institutions and Correspondents	4,108,421	4,156,197
- Argentine Central Bank	3,979,121	3,932,281
- Other Local Financial Institutions	8,810	14,607
- Foreign	120,490	209,309
GOVERNMENT AND PRIVATE SECURITIES	5,230,863	2,278,012
- Holdings Recorded at Fair Market Value	106,715	68,231
- Holdings Recorded at their Acquisition Cost plus the I.R.R.	162,414	133,756
- Government Securities from Repo Transactions with the Argentine Central Bank	40,600	-
- Securities Issued by the Argentine Central Bank	4,918,006	2,065,723
- Investments in Listed Private Securities	3,128	10,302
LOANS	30,904,527	21,353,781
- To the Non-financial Public Sector	24,606	24,565
- To the Financial Sector	326,239	80,633
- Interbank Loans (Call Money Loans Granted)	126,000	32,500
- Other Loans to Local Financial Institutions	189,019	47,968
- Accrued Interests, Adjustments and Quotation Differences Receivable	11,220	165
- To the Non-financial Private Sector and Residents Abroad	31,837,635	22,287,056
- Advances	2,302,100	977,890
- Promissory Notes	6,412,303	4,534,326
- Mortgage Loans	959,546	950,237
- Pledge Loans	202,336	119,175
- Personal Loans	5,785,668	4,093,559
- Credit Card Loans	13,392,249	9,120,092
- Others	2,529,837	2,297,507
- Accrued Interests, Adjustments and Quotation Differences Receivable	420,791	277,070
- Documented Interests	(165,626)	(81,804)
- Unallocated Collections	(1,569)	(996)
- Allowances	(1,283,953)	(1,038,473)
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	5,013,791	3,325,990
- Argentine Central Bank	588,902	402,386
- Amounts Receivable for Spot and Forward Sales to be Settled	1,517,409	237,333
- Securities Receivable under Spot and Forward Purchases to be Settled	626,263	914,124
- Premiums from Bought Options	221	-
- Others Not Included in the Debtor Classification Regulations	1,593,798	1,286,039
- Unlisted Negotiable Obligations	154,377	99,237
- Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	11,407	5,403
- Others Included in the Debtor Classification Regulations	573,504	511,594
- Accrued Interests Receivable Included in the Debtor Classification Regulations	3,285	1,680
- Allowances	(55,375)	(131,806)

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Balance Sheet as of December 31, 2011 and December 31, 2010
(Figures Stated in Thousands of Pesos)

	12.31.11	12.31.10
RECEIVABLES FROM FINANCIAL LEASES	593,104	428,080
- Receivables from Financial Leases	588,203	426,626
- Accrued Interests and Adjustments Receivable	11,410	6,923
- Allowances	(6,509)	(5,469)
EQUITY INVESTMENTS	56,165	52,848
- In Financial Institutions	2,133	1,971
- Others	75,494	64,140
- Allowances	(21,462)	(13,263)
MISCELLANEOUS RECEIVABLES	951,393	1,082,561
- Receivables for Assets Sold	34,435	35,403
- Minimum Presumed Income Tax	186,408	395,738
- Others	781,474	677,151
- Accrued Interests on Receivables for Assets Sold	541	135
- Other Accrued Interests and Adjustments Receivable	2,991	159
- Allowances	(54,456)	(26,025)
BANK PREMISES AND EQUIPMENT	1,034,692	948,067
MISCELLANEOUS ASSETS	163,106	81,403
INTANGIBLE ASSETS	722,771	454,115
- Goodwill	10,827	23,467
- Organization and Development Expenses	711,944	430,648
UNALLOCATED ITEMS	12,203	4,844
OTHER ASSETS	91,520	52,791
TOTAL ASSETS	51,193,026	35,708,063

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Balance Sheet as of December 31, 2011 and December 31, 2010
(Figures Stated in Thousands of Pesos)

	12.31.11	12.31.10
LIABILITIES
DEPOSITS	30,135,137	22,222,764
- Non-financial Public Sector	1,803,816	874,201
- Financial Sector	29,667	9,934
- Non-financial Private Sector and Residents Abroad	28,301,654	21,338,629
- Current Accounts	6,955,109	5,466,532
- Savings Accounts	7,977,519	6,356,877
- Time Deposits	12,675,489	8,975,889
- Investment Accounts	209,346	156,935
- Others	319,620	306,139
- Accrued Interests and Quotation Differences Payable	164,571	76,257
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	13,927,139	7,608,071
- Argentine Central Bank	3,050	2,105
- Others	3,050	2,105
- Banks and International Entities	1,425,822	646,745
- Unsubordinated Negotiable Obligations	3,170,192	775,863
- Amounts Payable for Spot and Forward Purchases to be Settled	564,045	950,453
- Securities to be Delivered under Spot and Forward Sales to be Settled	1,705,070	229,684
- Premiums from Options Written	137	-
- Loans from Local Financial Institutions	815,251	613,197
- Interbank Loans (Call Money Loans Received)	15,000	-
- Other Loans from Local Financial Institutions	794,505	610,022
- Accrued Interests Payable	5,746	3,175
- Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	8,073	11,085
- Others	6,149,426	4,358,049
- Accrued Interests and Quotation Differences Payable	86,073	20,890
MISCELLANEOUS LIABILITIES	1,316,297	909,632
- Dividends Payable	-	20,000
- Directors' and Syndics' Fees	13,403	9,672
- Others	1,302,894	879,957
- Adjustments and Accrued Interests Payable	-	3
PROVISIONS	575,644	698,244
SUBORDINATED NEGOTIABLE OBLIGATIONS	984,364	1,253,027
UNALLOCATED ITEMS	4,792	24,456
OTHER LIABILITIES	168,724	140,158
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES	529,314	382,211
TOTAL LIABILITIES	47,641,411	33,238,563
SHAREHOLDERS' EQUITY	3,551,615	2,469,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	51,193,026	35,708,063

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Memorandum Accounts
As of December 31, 2011 and December 31, 2010
(Figures Stated in Thousands of Pesos)

	12.31.11	12.31.10
DEBIT	51,082,058	36,743,223
CONTINGENT	12,197,622	9,244,609
- Loans Obtained (Unused Balances)	444,954	350,858
- Guarantees Received	7,908,955	5,974,377
- Others not Included in the Debtor Classification Regulations	18,394	20,191
- Contingencies re. Contra Items	3,825,319	2,899,183
CONTROL	25,560,351	16,802,332
- Uncollectible Loans	1,748,649	1,500,275
- Others	23,151,700	14,772,617
- Control re. Contra Items	660,002	529,440
DERIVATIVES	10,058,405	8,193,303
- "Notional" Value of Call Options Bought	9,028	-
- "Notional" Value of Forward Transactions without Delivery of Underlying Asset	6,715,436	4,624,786
- Interest Rate Swaps	279,000	178,000
- Derivatives re. Contra Items	3,054,941	3,390,517
TRUST ACCOUNTS	3,265,680	2,502,979
- Trust Funds	3,265,680	2,502,979
CREDIT	51,082,058	36,743,223
CONTINGENT	12,197,622	9,244,609
- Loans Granted (Unused Balances)	2,552,994	1,840,214
- Guarantees Granted to the Argentine Central Bank	33,181	1,869
- Other Guarantees Granted Included in the Debtor Classification Regulations	333,976	213,830
- Other Guarantees Granted not Included in the Debtor Classification Regulations	353,835	370,231
- Others Included in the Debtor Classification Regulations	520,104	447,505
- Others not Included in the Debtor Classification Regulations	31,229	25,534
- Contingencies re. Contra Items	8,372,303	6,345,426
CONTROL	25,560,351	16,802,332
- Checks and Drafts to be Credited	659,759	529,215
- Others	561,223	480,227
- Control re. Contra Items	24,339,369	15,792,890
DERIVATIVES	10,058,405	8,193,303
- "Notional" Value of Call Options Written	9,470	-
- "Notional" Value of Put Options Written	68,151	98,743
- "Notional" Value of Forward Transactions without Delivery of Underlying Asset	2,977,320	3,291,774
- Derivatives re. Contra Items	7,003,464	4,802,786
TRUST ACCOUNTS	3,265,680	2,502,979
- Trust Liabilities re. Contra Items	3,265,680	2,502,979

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Income Statement
For the fiscal year commenced January 1, 2011 and ended
December 31, 2011, presented in comparative format with the previous fiscal year
(Figures Stated in Thousands of Pesos)

	12.31.11	12.31.10
FINANCIAL INCOME	6,017,744	3,614,892
- Interests on Cash and Due from Banks	565	746
- Interests on Loans to the Financial Sector	24,797	8,542
- Interests on Advances	398,533	186,443
- Interests on Promissory Notes	797,101	498,436
- Interests on Mortgage Loans	112,656	103,888
- Interests on Pledge Loans	24,443	11,535
- Interests on Credit Card Loans	1,744,162	1,143,592
- Interests on Financial Leases	95,762	63,749
- Interests on Other Loans	1,881,433	981,709
- Net Income from Government and Private Securities	752,990	407,931
- Interests on Other Receivables Resulting from Financial Brokerage	34,586	15,438
- Net Income from Secured Loans – Decree No. 1387/01	4,431	3,608
- C.E.R. Adjustment	2,020	5,331
- Exchange Rate Differences on Gold and Foreign Currency	-	76,296
- Others	144,265	107,648
FINANCIAL EXPENSES	2,274,201	1,412,681
- Interests on Current Account Deposits	-	5,476
- Interests on Savings Account Deposits	6,906	5,442
- Interests on Time Deposits	1,272,897	748,205
- Interests on Interbank Loans Received (Call Money Loans)	2,843	6,158
- Interests on Other Loans from Financial Institutions	44,331	6,525
- Interests on Other Liabilities Resulting From Financial Brokerage	350,410	165,604
- Interests on Subordinated Negotiable Obligations	114,455	137,788
- Other Interests	25,899	6,367
- Net Income from Options	145	436
- C.E.R. Adjustment	90	59
- Contributions Made to Deposit Insurance Fund	44,874	31,839
- Exchange Rate Differences on Gold and Foreign Currency	4,072	-
- Others	407,279	298,782
GROSS FINANCIAL MARGIN	3,743,543	2,202,211
PROVISIONS FOR LOAN LOSSES	843,370	551,524
INCOME FROM SERVICES	3,520,269	2,514,934
- Related to Lending Transactions	947,655	660,987
- Related to Borrowing Transactions	645,437	543,309
- Other Commissions	72,936	42,152
- Others	1,854,241	1,268,486
EXPENSES FOR SERVICES	1,068,566	733,057
- Commissions	457,953	291,701
- Others	610,613	441,356

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Income Statement
For the fiscal year commenced January 1, 2011 and ended
December 31, 2011, presented in comparative format with the previous fiscal year
(Figures Stated in Thousands of Pesos)

	12.31.11	12.31.10
ADMINISTRATIVE EXPENSES	4,205,211	2,845,314
- Personnel Expenses	2,355,551	1,602,711
- Directors’ and Syndics' Fees	16,492	11,402
- Other Fees	188,205	99,702
- Advertising and Publicity	280,486	189,596
- Taxes	298,572	190,722
- Depreciation of Bank Premises and Equipment	92,942	76,899
- Amortization of Organization Expenses	104,597	63,132
- Other Operating Expenses	526,296	373,641
- Others	342,070	237,509
NET INCOME FROM FINANCIAL BROKERAGE	1,146,665	587,250
MINORITY INTEREST RESULT	(170,962)	(104,333)
MISCELLANEOUS INCOME	1,328,788	748,116
- Net Income from Equity Investments	132,696	62,054
- Penalty Interests	87,106	56,193
- Loans Recovered and Allowances Reversed	224,384	154,328
- C.E.R. Adjustment	60	45
- Others	884,542	475,496
MISCELLANEOUS LOSSES	443,685	563,941
- Penalty Interests and Charges in favor of the Argentine Central Bank	850	58
- Provisions for Losses on Miscellaneous Receivables and Other Provisions	87,622	102,387
- C.E.R. Adjustment	46	41
- Amortization of Differences Arising from Court Resolutions	6,933	280,946
- Depreciation and Losses from Miscellaneous Assets	1,756	1,347
- Amortization of Goodwill	12,639	11,330
- Others	333,839	167,832
NET INCOME BEFORE INCOME TAX	1,860,806	667,092
INCOME TAX	753,863	258,191
NET INCOME FOR THE FISCAL YEAR	1,106,943	408,901

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Statement of Cash Flows and Cash Equivalents
For the fiscal year commenced January 1, 2011 and ended
December 31, 2011, presented in comparative format with the previous fiscal year
 (Figures Stated in Thousands of Pesos)

	12.31.11	12.31.10
CHANGES IN CASH AND CASH EQUIVALENTS (Note 22)
- Cash at Beginning of Fiscal Year	7,443,517	5,428,730
- Cash at Fiscal Year-end	10,269,842	7,443,517
Increase in Cash, Net (in Constant Currency)	2,826,325	2,014,787
CAUSES FOR CHANGES IN CASH (IN CONSTANT CURRENCY)
Operating Activities
Net Collections/(Payments) for:
- Government and Private Securities	(245,480)	2,911,041
- Loans
- To the Financial Sector	(127,462)	(55,841)
- To the Non-financial Public Sector	2,129	1,819
- To the Non-financial Private Sector and Residents Abroad	(4,887,003)	(4,399,392)
- Other Receivables Resulting from Financial Brokerage	(187,508)	177,629
- Receivables from Financial Leases	(67,605)	(33,949)
- Deposits
- To the Financial Sector	19,733	(64,949)
- To the Non-financial Public Sector	929,615	(511,710)
- To the Non-financial Private Sector and Residents Abroad	5,269,911	4,757,624
- Other Liabilities from Financial Brokerage
- Financing from the Financial Sector
- Interbank Loans (Call Money Loans Received)	12,157	(30,158)
- Others (Except from Liabilities Included in Financing Activities)	1,532,319	1,172,142
Collections related to Income from Services	4,156,730	2,919,013
Payments related to Expenses for Services	(952,571)	(669,249)
Administrative Expenses Paid	(4,245,068)	(2,898,783)
Payment of Organization and Development Expenses	(385,419)	(206,175)
Collection for Penalty Interests, Net	86,256	56,135
Differences Arising from Court Resolutions Paid	(6,933)	(21,893)
Collection of Dividends from Other Companies	26,167	16,190
Other Collections related to Miscellaneous Profits and Losses	191,321	104,346
Net Collections / (Payments) for Other Operating Activities
- Other Receivables and Miscellaneous Liabilities	(453,249)	(343,487)
- Other Operating Activities, Net	611	33,193
Income Tax and Minimum Presumed Income Tax Payment	(210,993)	(150,579)
Net Cash Flow Generated by Operating Activities	457,658	2,762,967
Investment Activities
Payments for Bank Premises and Equipment, Net	(165,148)	(104,583)
Payments for Miscellaneous Assets, Net	(93,169)	(29,101)
Payments for Equity Investments	(15,058)	(347,194)
Other Collections / (Payments) for Investment Activities
- Cash and Cash Equivalents related to the Acquisition of Compañía Financiera Argentina S.A., Cobranzas y Servicios S.A. and Procesadora Regional S.A.	-	117,549
Net Cash Flows Used in Investment Activities	(273,375)	(363,329)

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Statement of Cash Flows and Cash Equivalents
For the fiscal year commenced January 1, 2011 and ended
December 31, 2011, presented in comparative format with the previous fiscal year
 (Figures Stated in Thousands of Pesos)

	12.31.11	12.31.10
Financing Activities
Net Collections/(Payments) for:
- Unsubordinated Negotiable Obligations	1,984,971	(936,377)
- Argentine Central Bank
- Others	945	(1,110)
- Banks and International Entities	757,834	96,465
- Subordinated Negotiable Obligations	(463,493)	(75,889)
- Loans from Local Financial Institutions	135,639	431,620
Distribution of Dividends	(45,139)	(10,877)
Other Collections from Financing Activities	-	1,860
Cash Flow Generated by / (Used in) Financing Activities	2,370,757	(494,308)
Financial Results and by Holding of Cash and Cash Equivalents (including Interests and Monetary Result)	271,285	109,457
Increase in Cash, Net	2,826,325	2,014,787

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Notes to the Consolidated Financial Statements
For the fiscal year commenced January 1, 2011 and ended
December 31, 2011, presented in comparative format with the previous fiscal year
(Figures Stated in Thousands of Pesos ($) and U.S. dollars US$))

NOTE 1:                      PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank’s (“B.C.R.A.”) Communiqué "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E”) and with the guidelines of General Resolution No. 434/03 of the National Securities Commission (“C.N.V.”). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. (the Company) and its subsidiaries located in Argentina and abroad and form part of said Company’s annual financial statements as supplementary information, reason for which they should be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of F.A.C.P.C.E. In line with Argentine Central Bank’s Communiqué “A” 3921, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A) established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2:                      ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

a.	Consolidation of Financial Statements
The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. (See Note 3 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S.A.’s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S.A. (in liquidation) and Galicia (Cayman) Limited. The conversion into Pesos of these subsidiaries’ accounting balances was made according to the following:
i.	Assets and liabilities were converted into Pesos according to item b.1.
ii.	Allotted capital has been computed for the actually disbursed restated amounts.
iii.	Accumulated earnings were determined as the difference between assets, liabilities and the allotted capital.
iv.
Earnings for the fiscal year were determined by the difference between the accumulated earnings at the beginning of the fiscal year and the accumulated earnings at the end of the fiscal year. The balances of income statement accounts were converted into Pesos applying the monthly average exchange rates recorded in each month of this fiscal year.

v.	The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:                      Continued

b.	Consistency of Accounting Principles
Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A., are similar to those applied by the Company (See Note 1 to the individual financial statements).

Furthermore, the consolidated financial statements of Sudamericana Holding S. A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendence of Insurance; which in some aspects differ from Argentine GAAP in force, in particular as regards the valuation of investments in Secured Loans and certain government securities. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

As a result of the changes set forth by the Argentine Central Bank to be in effect as from March 1, 2011 as regards the valuation and disclosure criteria of government and private securities, for comparison purposes, Banco de Galicia y Buenos Aires S.A. has adjusted the recording of the balances of some accounts of such caption to current regulations as of December 31, 2010. It is worth mentioning that these variations do not significantly affect the presentation of the financial statements as a whole.

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1.	Foreign Currency Assets and Liabilities
These are stated at the U.S. dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

As of December 31, 2011 and December 31, 2010, balances in U.S. dollars were converted applying the reference exchange rate (figures stated in Pesos $ 4.3032 and $ 3.9758, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

b.2.	Government and Private Securities
b.2.1.	Government Securities
As of March 1, 2011, the Argentine Central Bank set forth, according to the assets’ most probable use, two valuation criteria for holdings of non-financial public sector debt instruments.

a) Fair Market Value
These holdings are government securities and monetary regulation instruments included in the volatilities or present values data issued by the Argentine Central Bank.

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, if any, plus the value of amortization and/or interest coupons due and receivable, less estimated selling costs, when applicable.

b) Acquisition Cost plus the I.R.R.
These include government securities and monetary regulation instruments issued by the Argentine Central Bank that are not included in the above-mentioned item.

These holdings are recorded at their acquisition cost increased on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset regularizing account, according to the following classes:

b1) Government debt instruments subscribed through swap, payment or exchange by any other government debt instruments. In the case the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. must be charged to an asset regularizing account. Said regularizing account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.
b2) Monetary regulation instruments issued by the Argentine Central Bank. The monthly accrual of the I.R.R. shall be charged to income.

b3) Government securities that were not subscribed through swap with no volatility or present value informed by the Argentine Central Bank. These are recorded at the present value of cash flows discounted by the internal rate of return of securities with

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:                      Continued

similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual shall be recorded to an asset regularizing account.

Furthermore, and pursuant to the policy defined by Banco de Galicia y Buenos Aires S.A., those instruments subject to be valued at the fair market value and then decided to be valued at their acquisition cost plus the I.R.R. may be recorded in this item, when purpose thereof is to obtain contractual cash flows.

In these cases, the maximum amount to be used shall not exceed net liquid assets of 40% of deposits.

Application of the above-mentioned criteria was consistent with those criteria used by Banco Galicia y Buenos Aires S.A. up to February 28, 2011; therefore, no significant effects on the Bank’s financial condition have been registered.

As of December 31, 2011, and taking into account the above-mentioned valuation criteria, Banco de Galicia y Buenos Aires S.A. records its holdings according to the following:

b.2.1.1.	Holdings Recorded at Fair Market Value
These holdings include trading securities that were valued according to what is stated in item b.2.1.a).

The same criterion was applied to holdings of such securities used in purchase and sale transactions pending settlement and repo transactions.

b.2.1.2.	Holdings Recorded at their Acquisition Cost plus the I.R.R.
In this caption, Banco de Galicia y Buenos Aires S.A. records Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due 2015 (Bonar 2015) for a face value of $ 139,178 which, as of December 31, 2010 and until February 28, 2011 were recorded under “Holdings in Investment Accounts” valued at their acquisition cost increased on an exponential basis according to their I.R.R.. The transfer value of this caption was that one recorded as of February 28, 2011.

As of December 31, 2011, these holdings have been valued according to what is stated in item b.2.1.b), that is, the total amount of the monthly accrual has been charged to income.

Same criterion was applied to the securities used in repo transactions.

Had these securities with a F.V. of $ 668,178 been marked to market, the shareholders’ equity would have been increased by approximately $ 69,523 as of December 31, 2011 and $ 84,496 as of December 31, 2010.

b.2.1.3.	Securities Issued by the Argentine Central Bank
a)  At Fair Market Value:
These are recorded at the closing listed price for each class of securities at the end of each fiscal year. The same criterion was applied to holdings of such securities used in loans and repo transactions.

The securities bought and sold pending settlement have been valued at the arrangement price for each transaction.

b)  At the Acquisition Cost plus the I.R.R.:
Holdings of these securities were valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in repo transactions. The securities bought and sold pending settlement have been valued at the arrangement price for each transaction. Had these securities been marked to market, the shareholders’ equity would have been increased by approximately $ 6,691 as of December 31, 2011 and $ 2,129 as of December 31, 2010.

Since these securities do not have volatility or present value published by the Argentine Central Bank, their market value was calculated based on the respective cash payments discounted by the internal rate of return of securities with similar characteristics and duration and with volatility published by said institution.

b.2.2.	Investments in Listed Private Securities
These securities are valued at the fiscal year-end closing price, less estimated selling costs, when applicable.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:                      Continued

b.3.	Accrual of Adjustments, Interests, Exchange Rate Differences, Premiums on Future Transactions and Variable Income
For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interests have been accrued on an exponential basis.

During the fiscal year, Banco de Galicia y Buenos Aires S.A. received deposits accruing a variable-rate yield pursuant to the Argentine Central Bank regulations. The fixed-rate yield of each transaction is accrued as per the above-mentioned paragraph, while variable-rate yield is accrued by applying the portion of the agreed yield to the positive variation in the underlying asset’s price, which is taken as a basis for determining said variation, occurred between the original arrangement term and the end of the month. See Note 18.

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, Banco de Galicia y Buenos Aires S.A. does not recognize interest accrual when debtors are classified in a non-accrual status.

b.4.	Debt Securities and Participation Certificates in Financial Trusts
Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their internal rate of return. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities that stem from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable. Trusts, — with government-sector assets as underlying assets — have been valued pursuant to the valuation criteria described in item b.2.1.b). In the particular case of the Participation Certificate in Galtrust I Financial Trust, it has been recorded according to what is stated in item b.2.1.b3). To such purposes, the Bank used the allowance established in the previous fiscal year for the amount of $ 98,638.

b.5.	Unlisted Negotiable Obligations
Holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their I.R.R.

b.6.	Receivables from Financial Leases
These receivables are recorded at the present value of the sum of periodic installments and residual values previously established and calculated pursuant to the terms and conditions agreed upon the corresponding financial lease; and increased according to their I.R.R.

b.7.	Equity Investments
b.7.1.	In Financial Institutions and Supplementary and Authorized Activities
Argentine:
Banco de Galicia y Buenos Aires S.A.’s equity investment in Banelco S.A. is valued under the equity method, based on this company’s last financial statements available.

The rest of the companies with supplementary activities, in which Banco de Galicia y Buenos Aires S.A. has an equity investment, are valued at their acquisition cost restated as set forth in Note 1 to these financial statements, plus, when applicable, stock dividends and uncollected cash.

Banco de Galicia y Buenos Aires S.A. established an allowance for impairment of value for the amount by which it is estimated that the value of the investment in Compensadora Electrónica S.A. exceeds the equity method value.

b.7.2.	In Other Companies
Argentine:
These are stated at their acquisition cost restated as mentioned in the above Note 1 to these financial statements, plus, when applicable, stock dividends and uncollected cash.

An allowance for impairment of value has been established for the amount by which it is estimated that the book value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Electrigal S.A., Autopista Ezeiza Cañuelas S.A. and Aguas Cordobesas S.A. exceed their equity method value.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:                      Continued

Foreign:
These are stated at cost, plus stock dividends recognized at their face value.
For the conversion into local currency, the procedure referred in item b.1. was applied.

b.8.	Bank Premises and Equipment and Miscellaneous Assets
Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are registered at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever is the lowest.

The depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

b.9.	Other Miscellaneous Assets
These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

The depreciation charge for these assets is calculated following the same criterion as that mentioned in item above.

b.10.	Intangible Assets
Intangible assets have been valued at their restated acquisition cost (See Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses.”

Effective March 2003, the Argentine Central Bank established that the difference between the amount paid for compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, and the amount resulting from converting deposits at the $ 1.40 per U.S. dollar exchange rate adjusted by the C.E.R. and interests accrued up to the payment date must also be recorded under this caption. This entity also established the amortization thereof must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003.

As of December 31, 2011 and December 31, 2010, this item has been fully amortized; thus total accumulated amortization amounts to $ 866,570 and $ 859,638, respectively.

Banco de Galicia y Buenos Aires S.A. carried out the abovementioned amortization for the purposes of complying with the provisions set forth by the Argentine Central Bank only. However, the Bank has repeatedly reserved its right to make claims in view of the negative effect caused on its financial condition by the reimbursement of deposits originally in US dollars pursuant to court orders, which exceeded the amount established in the aforementioned regulation. On November 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by court resolutions.

b.11.	Transactions with Derivative Instruments
Derivative instruments have been recorded as stated in Note 18.

b.12.	Allowances for Loan Losses and Provisions for Contingent Commitments

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:                      Continued

These have been established based upon the estimated default risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

b.13.	Income Tax
The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with the Argentine Central Bank regulations, which do not consider the application of the deferred tax method. As of December 31, 2011, Banco de Galicia y Buenos Aires S.A. recorded an income tax charge for the amount of $ 325,700.

Due to the fact that the estimated income tax amount is higher than the minimum presumed income tax and this excess will be computed as a payment on account of income tax for fiscal year 2011, then the recording of minimum presumed income tax for fiscal year 2011 is not applicable.

b.14.	Minimum Presumed Income Tax
Pursuant to Section 13 of Law No. 25063 as amended by Law No. 25360, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The recognition of this right and its realization stem from the ability to generate future taxable income sufficient for offsetting purposes, in accordance with projections prepared in accordance with the Argentine Central Bank regulations.

Based on the aforementioned, Banco de Galicia y Buenos Aires S.A, as of December 31, 2011 and December 31, 2010, has assets for $ 176,558 and $ 389,613, respectively.

In addition to the statement made in the preceding paragraphs, as of December 31, 2011, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 9,661 for the minimum presumed income tax, while as of December 31, 2010, this amount was $ 5,882.

b.15.	Liabilities - Banco de Galicia y Buenos Aires S.A.’s customers fidelity program “Quiero” (I want)
Banco de Galicia y Buenos Aires S.A. estimates the fair value of the points assigned to the Bank’s customers through the “Quiero” (“I want”) Program. Said value is assessed by means of the use of a mathematical model that takes into account certain events of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ non-exchanged points.

As of December 31, 2011, the Bank’s liabilities recorded $ 50,521 from its customers’ non-exchanged points.

b.16.	Severance Payments
Banco de Galicia y Buenos Aires S.A. directly charges severance payments to expenses.

The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments”.

b.17.	Liabilities – Other Provisions
As of December 31, 2011 and December 31, 2010, Banco de Galicia y Buenos Aires S.A. has set up provisions for labor, legal, fiscal commitments and other miscellaneous risks.

b.18.	Accounting Estimates
The preparation of financial statements at a given date requires Banco de Galicia y Buenos Aires S.A.’s management to make estimates and assessments regarding the determination of the amount of assets and liabilities; contingent assets and liabilities, as well as the income and expenses recorded for the fiscal year. Therefore, the Bank’s management makes estimates in order to calculate, at any given moment, for example, the recoverable value of assets, the allowances for loan losses and provisions for other contingencies, the depreciation charges and the income tax charge. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

c.	Differences between the Argentine Central Bank’s regulations and Argentine GAAP in the Autonomous City of Buenos Aires

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:                      Continued

Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by the Argentine Central Bank regulations, which differ in certain aspects from Argentine GAAP in force in the Autonomous City of Buenos Aires (C.A.B.A.).

The main differences between the Argentine Central Bank regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

c.1.	Accounting for Income Tax according to the Deferred Tax Method
Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A. would determine deferred tax assets as of December 31, 2011, amounting to $ 245,714, and to $ 244,912 as of December 31, 2010.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:                      Continued

c.2.	Valuation of Assets with the Non-Financial Public and Private Sectors
c.2.1.	Government Securities
Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus the I.R.R., which are described in b.2.1.b. Pursuant to Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value.

Differences derived from the application of the different valuation criteria are detailed in the above-mentioned Note.

c.2.2.	Allowances for Receivables from the Non-Financial Public Sector
Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

c.3.	Conversion of Financial Statements
The conversion into Pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.’s financial statements, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP requires that:

a) the measurements in the financial statements to be converted into Pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements’ date; and
b) the measurements in the financial statements to be converted into Pesos that are stated in foreign currency of periods predating the closing date (for example: Those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, when applicable due to the application of Technical Pronouncement No.17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or losses, as the case may be.

The application of this criterion that replaces what has been stated in Note 2.b.7 “Equity Investments in Other Foreign Companies” does not have a significant impact on Banco de Galicia y Buenos Aires S.A.’s consolidated financial statements.

c.4.	Restructured Loans and Liabilities
Pursuant to the regulations issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interests and capital adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

c.5.	Equity Investments – Negative Goodwill
As of December 31, 2011 and December 31, 2010, Banco de Galicia y Buenos Aires S.A. has recorded a negative goodwill (net of the accumulated amortizations) for $ 346,931 and $ 465,634, respectively, thus regularizing the equity investments. This negative goodwill stems from the difference between the acquisition cost paid by the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the time of the purchase.

Pursuant to the Argentine Central Bank regulations, the negative goodwill has to be charged to Income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expenses estimations or estimated future losses should be recognized as a gain at the time of the purchase.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:                      Continued

d.	Adoption of the International Financial Reporting Standards by the National Securities Commission
In addition to the specifications set forth in Note 17 to the financial statements, the international financial reporting standards adopted by the National Securities Commission are not applicable to Banco de Galicia y Buenos Aires S.A., Compañía Financiera Argentina S.A., Galicia Seguros S.A. and Galicia Retiro S.A. This is due to the fact that the C.N.V. holds the position to accept accounting criteria set forth by other regulatory or control bodies, such as those established by the Argentine Central Bank for the companies included in the Financial Institutions Law and those established by the Argentine Superintendence of Insurance for insurance companies.

Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A., institutions which are both included in the public offering system because of their Negotiable Obligations pursuant to Law No. 17811, have approved their respective implementation plans according to the provisions set forth in General Resolution No. 562 issued by the C.N.V. Thus, Tarjetas Regionales S.A.’s Board of Directors approved a plan to voluntarily implement said regulations, which was carried out in coordination with the above-mentioned subsidiaries and allows for the application of such regulations as from January 1, 2012.

NOTE 3:                      BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia S.A.’s controlled companies is presented in Note 10 and Schedule C to these individual financial statements.

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., holds the remaining 12.50% of the capital stock and voting rights of those companies. Furthermore, Grupo Financiero Galicia S.A. directly holds 90.00% of the capital stock and voting rights of GV Mandataria de Valores S.A.; while its controlled company Galval Agente de Valores S.A. holds the remaining 10.00% of the capital stock and voting rights of said company.

Sudamericana Holding S.A's results have been adapted to cover a twelve-month period as of December 31, 2011, for consolidation purposes. This Company’s financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Sudamericana Asesores de Seguros S.A.

In this fiscal year, Banco de Galicia y Buenos Aires S.A. carried out a reorganization process of the corporate structure of its subsidiaries with supplementary activities. This fact has not caused the controlling interest by Banco de Galicia y Buenos Aires S.A. to be modified. As part of this process, Tarjetas del Mar S.A. has partially spinned off its shareholders’ equity for the creation of a new company called Tarjeta Mira S.A.

As a result of this spin-off, Banco de Galicia y Buenos Aires S.A. holds a 98% stake in Tarjeta del Mar S.A. and Compañía Financiera Argentina S.A. holds the remaining 2%. Furthermore, Tarjeta Mira S.A.’s shareholders are as follows: Tarjeta Naranja S.A. holds 98% of the shares in said company and Tarjetas Regionales S.A. holds the remaining 2%.

On the other hand, in September 2011, Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. acquired a 2% and a 3% stake, respectively, in Compañía Financiera Argentina S.A. from Tarjetas Regionales S.A., thus Banco de Galicia y Buenos Aires S.A. at present holds 97% of said company’s capital stock and voting rights.

In addition, Banco de Galicia y Buenos Aires S.A. sold a 90% stake in Procesadora Regional S.A, to Tarjetas Regionales S.A., thus, Banco de Galicia y Buenos Aires S.A. at present directly holds 5% of the shares in said company and Tarjetas Regionales S.A. holds the remaining 95%.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 3:                      Continued

Furthermore, Tarjetas Regionales S.A. acquired 95% of the shares in Cobranzas Regionales S.A., and Tarjeta Naranja S.A. holds the remaining 5%.

Banco de Galicia y Buenos Aires S.A.’s consolidated financial statements include the assets, liabilities, and results of the controlled companies, either directly and indirectly, detailed below:

As of December 31, 2011
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Banco Galicia Uruguay S.A. (in liquidation) (*)	Ordinary Shares	666,278	100.000	100.000
Tarjetas Regionales S.A. (**)	Ordinary Shares	188,099,844	100.000	100.000
Galicia Valores S.A. Sociedad de Bolsa	Ordinary Shares	999,996	99.990	99.990
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary Shares	20,000	100.000	100.000
Tarjetas Cuyanas S.A. (***)	Ordinary Shares	1,939,970	60.000	60.000
Tarjeta Naranja S.A. (***)	Ordinary Shares	1,920	80.000	80.000
Tarjetas del Mar S.A. (***)	Ordinary Shares	3,785,689	99.940	99.940
Cobranzas Regionales S.A. (****)	Ordinary Shares	9,900	99.000	99.000
Tarjeta Naranja Dominicana S.A.	Ordinary Shares	234,501	40.000	40.000
Galicia (Cayman) Limited (1)	Ordinary Shares	22,626,513	100.000	100.000
Compañía Financiera Argentina S.A.	Ordinary Shares	540,835,625	97.000	97.000
Cobranzas y Servicios S.A.	Ordinary Shares	475,014	99.850	99.850
Procesadora Regional S.A.	Ordinary Shares	1,526,712	100.000	100.000
Tarjeta Mira S.A. (***)	Ordinary Shares	1,717,625	80.400	80.400
(*) Shares stated at F.V. of 1,000 Uruguayan Pesos.
(**) Ordinary shares A and B.
(***) With a F.V. of 10.
(****) With a F.V. of 100.
(1) The Galicia (Cayman) Ltd.’s Extraordinary Shareholders’ Meeting held on September, 2011 resolved to redeem shares for US$ 23,787.

As of December 31, 2010
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Banco Galicia Uruguay S.A. (in liquidation) (*)	Ordinary Shares	666,278	100.000	100.000
Tarjetas Regionales S.A. (**)	Ordinary Shares	207,586,358	100.000	100.000
Galicia Valores S.A. Sociedad de Bolsa	Ordinary Shares	999,996	99.990	99.990
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary Shares	20,000	100.000	100.000
Tarjetas Cuyanas S.A. (***)	Ordinary Shares	1,939,970	60.000	60.000
Tarjeta Naranja S.A. (***)	Ordinary Shares	1,920	80.000	80.000
Tarjetas del Mar S.A. (***)	Ordinary Shares	2,424,208	99.999	99.999
Cobranzas Regionales S.A. (****)	Ordinary Shares	7,754	77.540	77.540
Tarjeta Naranja Dominicana S.A.	Ordinary Shares	234,501	40.000	40.000
Galicia (Cayman) Limited	Ordinary Shares	46,413,383	100.000	100.000
Compañía Financiera Argentina S.A.	Ordinary Shares	557,562,500	100.000	100.000
Cobranzas y Servicios S.A.	Ordinary Shares	475,728	100.000	100.000
Procesadora Regional S.A.	Ordinary Shares	1,526,712	100.000	100.000
(*) Shares stated at F.V. of 1,000 Uruguayan Pesos.
(**) Ordinary shares A and B.
(***) With a F.V. of 10.
(****) With a F.V. of 100.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 3:                      Continued

As of December 31, 2011
Issuing Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco Galicia Uruguay S.A. (in liquidation)	90,474	39,767	50,707	878
Tarjetas Regionales S.A.	1,163,942	3,358	1,160,584	365,733
Galicia Valores S.A. Sociedad de Bolsa	36,109	16,976	19,133	1,016
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	8,658	3,256	5,402	1,483
Tarjetas del Mar S.A.	215,890	193,511	22,379	(17,532)
Tarjeta Naranja S.A.	5,834,352	4,608,715	1,225,637	411,954
Tarjetas Cuyanas S.A.	1,185,219	957,938	227,281	77,851
Cobranzas Regionales S.A.	12,225	8,275	3,950	1,952
Tarjeta Naranja Dominicana S.A.	7,543	2,248	5,295	(2,297)
Galicia (Cayman) Limited	267,362	9	267,353	87,699
Compañía Financiera Argentina S.A.	2,302,898	1,369,288	933,610	220,425
Cobranzas y Servicios S.A.	24,214	3,609	20,605	2,036
Procesadora Regional S.A.	7,676	5,656	2,020	1,010
Tarjeta Mira S.A.	80,453	65,536	14,917	(1,263)

As of December 31, 2010
Issuing Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco Galicia Uruguay S.A. (in liquidation)	161,116	115,080	46,036	(4,572)
Tarjetas Regionales S.A.	897,934	3,083	894,851	294,096
Galicia Valores S.A. Sociedad de Bolsa	72,227	54,110	18,117	1,425
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	6,478	2,559	3,919	1,386
Tarjetas del Mar S.A.	127,287	106,195	21,092	(8,446)
Tarjeta Naranja S.A.	3,744,868	2,849,185	895,683	317,238
Tarjetas Cuyanas S.A.	883,210	721,822	161,388	47,833
Cobranzas Regionales S.A.	5,526	3,528	1,998	643
Tarjeta Naranja Dominicana S.A.	7,446	2,440	5,006	(4,364)
Galicia (Cayman) Limited	260,568	12	260,556	76,029
Compañía Financiera Argentina S.A.	1,727,760	959,035	768,725	69,550
Cobranzas y Servicios S.A.	21,974	3,405	18,569	1,745
Procesadora Regional S.A.	5,364	4,354	1,010	(1,300)

The controlled companies’ financial statements were adapted, when applicable, to the disclosure standards set by the Argentine Central Bank and cover the same period as that of Banco de Galicia y Buenos Aires S.A.’s financial statements.

Due to the acquisition of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., Banco de Galicia y Buenos Aires S.A. recorded a negative goodwill for the amount, net of amortizations, of $ 346,931 as of December 31, 2011 and $ 465,634 as of December 31, 2010. This negative goodwill is recorded in the Consolidated Balance Sheet under the “Liabilities – Provisions” caption.

Taking into account the date the above-companies were acquired, Banco de Galicia y Buenos Aires S.A. recorded income and cash flows generated as of July 1, 2010 in the Income Statement and Statement of Cash Flows, respectively.

On August 10, 2011, Tarjetas Regionales S.A.’s Extraordinary Shareholders’ Meeting approved a reduction in the capital stock for $ 19,487 that only included shares held by Galicia (Cayman) Ltd. This fact caused a modification in such holdings’ percentage from 31.781452% to 24.7142%.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 3:                      Continued

Tarjetas Regionales S.A.’s financial statements as of December 31, 2011, company in which Banco de Galicia y Buenos Aires S.A. holds 75.2858% and Galicia (Cayman) Limited holds the remaining 24.7142%, which were used for consolidation purposes, have in turn consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Cobranzas Regionales S. A. and Procesadora Regional S.A. Percentages of direct and indirect controlling interest by Tarjetas Regionales S.A. are as follows:

Issuing Company	12.31.11	12.31.10
Tarjetas Cuyanas S.A.	60.000%	60.000%
Tarjetas del Mar S.A.	-	99.999%
Tarjeta Naranja S.A.	80.000%	80.000%
Procesadora Regional S.A.	100.000%	-
Cobranzas Regionales S.A.	99.000%	77.540%
Tarjeta Mira S.A.	80.400%	-

Tarjeta Naranja S.A.’s financial statements as of December 31, 2011 have been consolidated with the financial statements of Tarjeta Mira S.A., a company in which Tarjeta Naranja S.A. holds 98% of the voting stock and with the financial statements of Tarjeta Naranja Dominicana S.A., a company in which Tarjeta Naranja S.A. holds 50% of the voting stock.

It is worth noting that, although Tarjeta Naranja Dominicana S.A.’s shareholders have agreed on a business plan aimed at achieving a break-event point, while this business plan is achieved, Tarjeta Naranja S.A. has set up allowances for the total amount of said investment.

Furthermore, in July, 2011, Tarjeta Naranja S.A. acquired a 24% interest in Tarjeta Naranja Perú S.A.C. Said company is devoted to activities related to collection, membership and processing of credit cards, and other similar services.

NOTE 4:                      MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies’ shareholders’ equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interest in Consolidated Entities or Companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interest Results”.

The minority interest percentages as of December 31, 2011 and December 31, 2010 are the following:

Issuing Company	12.31.11	12.31.10
Banco de Galicia y Buenos Aires S.A.	5.15926%	5.15926%
Net Investment S.A.	0.64491%	0.64491%
Sudamericana Holding S.A.	0.64489%	0.64489%
Galicia Warrants S.A.	0.64491%	0.64491%
Galicia Retiro Cía. de Seguros S.A.	0.64496%	0.64496%
Galicia Seguros S.A.	0.64511%	0.64511%
Sudamericana Asesores de Seguros S.A.	0.65046%	0.65046%

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

Issuing Company	12.31.11	12.31.10
Galicia Valores S.A. Sociedad de Bolsa	0.0100%	0.0100%
Tarjetas Cuyanas S.A.	40.0000%	40.0000%
Tarjeta Naranja S.A.	20.0000%	20.0000%
Tarjetas del Mar S.A.	0.0600%	0.0010%
Cobranzas Regionales S.A.	1.0000%	22.4600%
Tarjeta Naranja Dominicana S.A.	60.0000%	60.0000%
Tarjeta Mira S.A.	19.6000%	-
Cobranzas y Servicios S.A.	0.1500%	-
Compañía Financiera Argentina S.A.	3.0000%	-

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 5:                      RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the current accounts opened at the Argentine Central Bank.

As of December 31, 2011, the balances registered as computable items are as follows:

Item	$	US$	Euros (*)
Cash Held in Banco de Galicia y Buenos Aires S.A.’s Subsidiaries	845,056	66,487	9,898
Cash Held in Valuables Transportation Companies and in Transit	849,779	32,003	4,754
Special Escrow Accounts at the Argentine Central Bank	2,220,489	503,351	-
Total Computable Items to Meet Minimum Cash Requirements	3,915,324	601,841	14,652
(*) Figures stated in thousands of U.S. dollars.

I) As of December 31, 2011, Banco de Galicia y Buenos Aires S.A.’s ability to dispose of the following assets was restricted as mentioned below:

a. Funds and Government Securities
- For repo transactions	$103,453
- For transactions carried out at the Rosario Futures Exchange (Rofex) and at the Mercado Abierto Electrónico (MAE)	$133,751
- For debit / credit cards transactions	$137,154
- For attachments	$2,014
- For other transactions	$2,244

b. Special Escrow Accounts
Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of December 31, 2011 amounted to $ 449,590.

c. Deposits in favor of the Argentine Central Bank
- Unavailable deposits related to foreign exchange transactions	$533
- Securities held in custody to act as register agent of book-entry mortgage securities	$2,160

d. Equity Investments
The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

- Electrigal S.A.: 1,222,406 ordinary registered non-endorsable non-transferable shares.
- Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by said Bank.

e. Guarantees Granted for Direct Obligations
As of December 31, 2011, Banco de Galicia y Buenos Aires S.A. has recorded $ 288,954 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC.

As collateral for the requested funds, Banco de Galicia y Buenos Aires S. A. used National Government Bonds due 2015 in Pesos for a F.V. of 85,000, equal to $ 108,035, through the Argentine Central Bank, to the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of December 31, 2011, the balance of secured loans was $ 40,245.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 5:                      Continued

Furthermore, as of December 31, 2011, Banco de Galicia y Buenos Aires S.A. used National Government Bonds due 2015 in Pesos for a F.V. of 8,200 equal to $ 10,422 as collateral for the loans granted within the Credit Program to the Province of San Juan for the amount of $ 5,305.

In addition, the Bank used National Government Bonds due 2015 in Pesos for a F.V. of 4,000 equal to $ 5,084 as collateral for the loans granted within the Credit Program to the Province of Mendoza for the amount of $ 3,106.

As of previous fiscal year-end, the total amount of restricted assets for the aforementioned items was $ 1,085,971.

II) As of December 31, 2011, the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets of its subsidiaries was restricted as follows:

a. Galicia Valores S.A. Sociedad de Bolsa:
As of December 31, 2011 and December 31, 2010, this Company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering transactions for $ 6,450.

b. Tarjetas Cuyanas S.A.:
As of December 31, 2011 and December 31, 2010, the company’s ability to dispose of time deposits for $ 1,040 and $ 764, respectively, was restricted because these amounts were earmarked as guarantee for three collection agreements.

Furthermore, Tarjetas Cuyanas S.A. has entered into a syndicated loan with certain financial institutions guaranteed by the Company with a pledge through the assignment of part of the performing loan portfolio. In the current fiscal year, the Company complied with these obligations.

c. Tarjeta Naranja S.A.:
Attachments in connection with lawsuits have been levied on current account deposits for $ 454. Furthermore, Tarjeta Naranja S.A. has paid $ 350 as guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

Furthermore, Tarjeta Naranja S.A. has guaranteed several loans from financial institutions, through funds registered into escrow accounts. Said collateral shall be effective up to the total cancellation of the above-mentioned loans, which non-amortized principal as of December 31, 2011 amounts to $ 157,100.

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received and the issuance of negotiable obligations, Tarjeta Naranja S.A. has agreed not to dispose of or lease any assets or levy any tax on such assets, for an amount higher than 35% of Tarjeta Naranja S.A.’s assets in some cases, and 15% of said company’s shareholders equity. It is worth mentioning that the above-mentioned restrictions shall not be applied for transactions carried out during the ordinary course of Tarjeta Naranja S.A.´s business.

d) Compañía Financiera Argentina S.A.:
As a consequence of certain lawsuits and claims related to the ordinary course of business, as of December 31, 2011 and December 31, 2010, Compañía Financiera Argentina S.A. has been levied attachments on some banking accounts for an amount of $ 469 and $ 468 respectively, recorded under “Miscellaneous Receivables”. This amount has been fully provisioned.

Furthermore, as of December 31, 2011, with the purpose of conducting transactions at the Mercado Abierto Electrónico S.A. (M.A.E.), this company records collaterals in favor of the Argentine Central Bank for $ 33,544, corresponding to a F.V. of $ 14,800 from instruments issued by said entity, equal to $ 14,544; and National Government Bonds in Pesos due on December 6, 2012, for a F.V. of $ 19,260, equivalent to $ 19,000, which have been recorded under “Other Receivables Resulting from Financing Brokerage.”

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 5:                      Continued
III) As of December 31, 2011, the ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below:

a. On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, Galval Agente de Valores S.A. made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank (B.C.U. as per its initials in Spanish). Said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents. Galval Agente de Valores S.A. also made a deposit of 50,000 indexed units with the Uruguayan Central Bank to honor payments with said entity.

b. On December 16, 2010 this company made a deposit with Credit Uruguay Banco as credit-card collateral for an amount of US$ 5.

NOTE 6:                      GOVERNMENT AND PRIVATE SECURITIES

Government and private securities listed below were classified pursuant to the Argentine Central Bank regulations.

As of December 31, 2011 and December 31, 2010, holdings of government and corporate securities were as follows:

	12.31.11	12.31.10
Government Securities
Holdings Recorded at Fair Market Value
- Government Bonds	105,381	56,100
- Others	1,334	12,131
Total Holdings Recorded at Fair Market Value	106,715	68,231
Government Securities from Repo Transactions with the Argentine Central Bank	40,600	-
- Government Bonds
- Total Government Securities from Repo Transactions with the Argentine Central Bank	40,600	-
Holdings Recorded at their Acquisition Cost plus the I.R.R.
- Government Bonds	162,414	133,756
Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	162,414	133,756
Securities Issued by the Argentine Central Bank
- Argentine Central Bank Bills at Fair Market Value	10,313	359,073
- Argentine Central Bank Bills for Repo Transactions	1,344,245	180,232
- Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.	713,541	257,454
- Argentine Central Bank Notes at Fair Market Value	2,146,017	2,903
- Argentine Central Bank Notes for Repo Transactions	66,494	-
- Argentine Central Bank Notes at Acquisition Cost plus the I.R.R.	637,396	1,266,061
Total Securities Issued by the Argentine Central Bank	4,918,006	2,065,723
Total Government Securities	5,227,735	2,267,710
Private Securities
- Negotiable Obligations (Listed)	1,088	4,484
- Shares	2,040	68
- Negotiable Mutual Funds from Abroad (E.T.Fs.)	-	5,750
Total Private Securities	3,128	10,302
Total Government and Private Securities	5,230,863	2,278,012

NOTE 7:                      LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

a. Loans to the Non-financial Public Sector: They are primarily loans to the National Government and to Provincial Governments.
b. Loans to the Financial Sector: They represent loans to banks and local financial institutions.
c. Loans to the Non-financial Private Sector and Residents Abroad: They include the following types of loans:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 5:                      Continued
-	Advances: Short-term obligations issued in favor of customers.
-	Promissory Notes: Endorsed promissory notes, factoring.
-	Mortgage Loans: Loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
-	Pledge Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
-	Credit Card Loans: Loans granted to credit card holders.
-	Personal Loans: Loans to natural persons.
-	Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: The non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, Banco de Galicia y Buenos Aires S.A. must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of December 31, 2011 and December 31, 2010, the classification of the loan portfolio was as follows:
	12.31.11	12.31.10
Non-financial Public Sector	24,606	24,565
Financial Sector	326,239	80,633
Non-financial Private Sector and Residents Abroad	31,837,635	22,287,056
- With Preferred Guarantees	1,441,277	1,257,111
- With Other Collateral	4,866,007	3,694,518
- With No Collateral	25,530,351	17,335,427
Subtotal	32,188,480	22,392,254
Allowance for Loan Losses	(1,283,953)	(1,038,473)
Total	30,904,527	21,353,781

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 8:                      EQUITY INVESTMENTS

As of December 31, 2011 and December 31, 2010, the breakdown of “Equity Investments” was a follows:
	12.31.11	12.31.10
In Financial Institutions and Supplementary and Authorized Activities
- Banco Latinoamericano de Exportaciones S.A.	2,133	1,971
- Tarjeta Naranja Perú S.A.	8,044	-
- Banelco S.A.	8,097	9,569
- Mercado de Valores de Buenos Aires S.A.	8,139	8,138
- Visa Argentina S.A.	3,899	3,000
- Others	790	790
Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	31,102	23,468
In Non-financial Institutions
- AEC S.A.	26,703	26,703
- Aguas Cordobesas S.A.	8,911	8,911
- Electrigal S.A.	5,455	5,455
- Distrocuyo S.A.	3,955	-
- Others	1,501	1,574
Total Equity Investments in Non-financial Institutions	46,525	42,643
Allowances	(21,462)	(13,263)
Total Equity Investments	56,165	52,848

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 9:                      INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill per activity as of December 31, 2011 and December 31, 2010, respectively:

	12.31.11	12.31.10
In Banks	10,827	19,903
Data Processing	-	3,564
Total	10,827	23,467

NOTE 10:                    TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:
Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds $	Maturity Date (1)
04.10.07	Sullair	7	01.31.13
02.12.08	Sinteplast	8	01.28.13
12.21.09	Las Blondas	7	04.30.14
09.24.10	Grupo Gestión	2,042	09.30.12
12.07.10	Aceitero Trust Fund	1,941	12.31.12
12.20.10	Tecsan II	24,097	12.28.13
07.26.11	Tecsan III	100,338	07.28.16
10.21.11	Coop. de Trab. Portuarios	1,000	10.21.13
	Total	129,440
(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial Trust Contracts:
Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		$	US$
07.13.05	Rumbo Norte I	1,253	28	07.13.12 (3)
10.12.05	Hydro I	11,810	-	09.05.17 (2)
12.05.06	Faid 2011	10,666	-	02.28.12 (3)
12.06.06	Gas I	17,324	-	12.31.12 (3)
09.05.07	Saturno VII	90	-	03.31.12 (3)
05.06.08	Agro Nitralco II	8,432	-	12.31.12 (3)
05.14.09	Gas II	2,787,515	-	05.31.14 (3)
08.31.10	Sursem I	18	-	03.31.12 (3)
02.10.11	Cag S.A.	39,212	-	06.30.12 (3)
	Subtotals	2,876,320	28
(2) These amounts shall be released monthly until redemption of debt securities.
(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 10:                    Continued

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		$	US$
	Subtotals	2,876,320	28
03.22.11	Atanor	28,773	-	04.01.12 (3)
04.25.11	Faid 2015	58,262	-	02.29.16 (3)
06.08.11	Mila III	37,450	-	10.31.16 (3)
07.04.11	Sursem II	17,970	-	07.31.12 (3)
09.01.11	Mila IV	27,815	-	06.30.17 (3)
09.14.11	Cag S.A. II	37,295	-	09.30.12 (3)
10.07.11	Sursem III	13,045	-	11.30.12 (3)
11.02.11	Fideicred Agro I	39,188	-	07.26.12 (3)
	Totals	3,136,118	28
(2) These amounts shall be released monthly until redemption of debt securities.
(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c) Banco de Galicia y Buenos Aires S.A.´s activities as Security Agent:
c.1) Under the terms and conditions for the issuance of Negotiable Obligations Class I for a F.V. of US$ 25,000 corresponding to INVAP S.E., Banco de Galicia y Buenos Aires S.A. entered into an agreement with the latter whereby the Bank undertakes the function of Security Agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the Security Agent and in representation of the holders of the secured obligations, in order that the latter can guarantee compliance thereof until the redemption of such Negotiable Obligations.

Banco de Galicia y Buenos Aires S. A., in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of December 31, 2011 amount to US$ 38,063 and $ 57, while as of December 31, 2010 said balances amounted to US$ 34,774 and $ 97.

c.2) On April 8, 2011 Banco de Galicia y Buenos Aires S.A. was appointed Security Agent to custody the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina SA) that were assigned in favor of Nación Fideicomisos SA in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees secure the payment of all obligations arising from the above-mentioned trusts for the total amount of US$ 1,340,000.

Banco de Galicia y Buenos Aires S.A., in its capacity as Security Agent, will custody the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of December 31, 2011, the balances recorded from these transactions amount to US$ 1,364,097 and $ 408.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 11:                    NEGOTIABLE OBLIGATIONS

Banco de Galicia y Buenos Aires S.A. has the following Negotiable Obligations outstanding issued under the following Global Programs:

Authorized Amount (*)	Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 2,000,000	Simple negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured.	5 years	09.30.03 confirmed on 04.27.06	Resolution No. 14708 dated 12.29.03
US$ 342,500	Simple negotiable obligations, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05 confirmed on 04.26.07	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10.
(*) Or its equivalent in other currencies.

Banco de Galicia y Buenos Aires S.A.  has the following Negotiable Obligations outstanding issued under the Global Program of US$ 2,000,000:

Date of Issuance	Currency	Residual Face Value US$ 12.31.11	Type	Term	Rate	Book Value (*) $		Issuance Authorized by the C.N.V.
						12.31.11	12.31.10
05.18.04	US$	218,211	Subordinated	(1)	(2)	988,076	1,257,955	12.29.03 and 04.27.04
(*) It includes principal and interests net of expenses.
The net proceeds of the above-mentioned issue of Negotiable Obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations, and other applicable regulations.
(1) These obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interests and additional amounts, if any, fully or partially at the issuer’s option at any time, after all Negotiable Obligations due 2014 have been fully repaid.
(2) Interests on Negotiable Obligations due 2019 shall be payable in cash and in additional Negotiable Obligations due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations due 2019 shall accrue interests payable in cash at an annual fixed rate of 6% as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations due 2019, unless they are previously redeemed.
Interests payable in kind (by means of Negotiable Obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019, unless these Negotiable Obligations are previously redeemed.

In February 2011, Banco de Galicia y Buenos Aires S.A. made a payment in advance on account of interests accrued as from January 1, 2004 to December 31, 2010 for the amount of US$ 90,115 corresponding to Negotiable Obligations due 2019. Said payment should originally be made on January 1, 2014. Furthermore, interests accrued up to the day before payment date were also paid for the amount of US$ 1,404.

In addition, in December 2011, Banco de Galicia y Buenos Aires S.A. made a payment in advance on account of interests accrued as from January 1, 2011 to June 30, 2011 for the amount of US$ 5,455. Said payment should originally be made on January 1, 2014. Furthermore, interests accrued up to the day before payment date were also paid for the amount of US$ 283.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 11:                    Continued

Banco de Galicia y Buenos Aires S.A.  has the following Negotiable Obligations outstanding issued under the Global Program of US$ 342,500:

Date of Issuance	Currency	Residual Face Value US$ 12.31.11	Type	Term	Rate	Book Value (*) $		Issuance Authorized by the C.N.V.
						12.31.11	12.31.10
05.04.11	US$	300,000	Simple	84 months	(1)	1,295,800	-	11.04.05 and 11.11.10
(*) It includes principal and interests net of expenses.
(1) Interests agreed at an annual 8.75% rate shall be paid semiannually on May 4 and November 4 of each year until the maturity date, starting on November 4, 2011.

The net proceeds from the negotiable obligations’ issuance was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations.

As of December 31, 2011, Banco de Galicia y Buenos S.A. records in its portfolio Negotiable Obligations due 2018 for the amount of $ 26,168.

Furthermore, as of December 31, 2011, Banco de Galicia y Buenos Aires S.A. holds past due Negotiable Obligations, the holders of which have not tendered to the restructuring offer as follows:

Date of Issuance	Currency	Residual Face Value US$ 12.31.11	Type	Term	Rate	Book Value (*) $		Issuance Authorized by the C.N.V.
						12.31.11	12.31.10
11.08.93	US$	1,640	Simple	10 years	9.00%	13,515	12,139	10.08.93
(*) This amount includes principal and interests.

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, the net proceeds of the negotiable obligations were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, personal loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies’ capital stock and other uses envisaged by current regulations.

In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

a) Tarjetas Regionales S.A.
As of the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following programs of issuance and series of negotiable obligations outstanding, issued in order to finance their operations:

Tarjeta Naranja S.A.

Authorized Amount	Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 450,000	Simple negotiable obligations, not convertible into shares	5 years	04.01.2011	Resolution No. 15785 dated 11.16.07 and Resolution No. 16319 dated 04.27.10 and Resolution No. 16571 dated 05.24.11.

The Company has the following Negotiable Obligations outstanding issued under this Global Program as of the close of the fiscal year:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 11:                    Continued

Date of Placement	Currency	Class Number	Amount	Type (****)	Term	Estimated Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
								12.31.11	12.31.10
11.29.06	US$ (1)	IV	US$ 100,000	Simple	60 months	11.29.11	Annual Nominal Fixed at 15.5%	-	76,975	11.08.06
08.31.09	US$ (2)	Class IX Series 2	US$ 15,000	Simple	730 days	08.31.11	Annual Nominal Fixed at 12.5% (**)	-	60,000	08.11.09
05.06.10	$	X	$ 49,535	Simple	270 days	01.31.11	Variable Badlar Rate + 2.75%	-	49,535	04.26.10
09.10.10	$	XI	$ 42,154	Simple	270 days	06.07.11	Variable Badlar Rate + 2.95%	-	42,154	08.23.10
09.10.10	US$	XII	US$ 36,819	Simple	365 days	09.10.11	(***)	-	147,274	08.23.10
01.28.11	US$	XIII	US$ 200,000	Simple	72 months	01.28.17	Annual Nominal Fixed at 9%	864,000	-	01.14.11
06.14.11	$	Class XIV Series I	$20,000	Simple	270 days	03.10.12	Annual Nominal Fixed at 13.5%	20,000	-	06.06.11
06.14.11	$	Class XIV Series II	$79,852	Simple	21 months	03.14.13	Variable Badlar Rate + 3.40%	79,852	-	06.06.11
11.25.11	$	XV	$65,160	Simple	270 days	08.21.12	Variable Badlar Rate + 3.75%	65,160	-	11.17.11
12.19.11	US$ (3)	Class XVI Series I	US$ 21,162	Simple	365 days	12.19.12	Annual Nominal Fixed at 7.5%	91,419	-	12.07.11
12.19.11	US$ (3)	Class XVI Series II	US$ 13,947	Simple	731 days	12.19.13	Annual Nominal Fixed at 8.75%	60,252	-	12.07.11
(*)           It corresponds to principal amount outstanding as of the indicated dates.
(**)           Placement made at 104.42% of Negotiable Obligations’ face value.
(***)           Placement made at 93.90% of Negotiable Obligations´ face value.
(****)           Not convertible into shares.
(1) Tarjeta Naranja S.A. issued and placed Class IV Negotiable Obligations for a total amount of US$ 100,000, which, as specified by the terms and conditions of the new securities, was converted into $ 307,900 and shall be payable in Pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in Pesos converted into dollars on each payment date.
(2) On August 31, 2009, Tarjeta Naranja S.A. issued and placed Class IX Negotiable Obligations for a total amount of US$ 50,000, from which US$ 48,063 were obtained through said issuance; which amount, as specified by the terms and conditions of the securities, was converted into $ 184,986.
(3) Tarjeta Naranja S.A. issued and placed Class XVI Negotiable Obligations for a total amount of US$ 35,109, which, as specified by the terms and conditions of the new securities, was converted into $ 150,347.

Tarjetas Cuyanas S.A.

Authorized Amount	Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 80,000	Simple negotiable obligations, not convertible into shares	5 years	03.22.07 confirmed on 04.09.07	Resolution No. 15627 dated 05.02.07
US$ 120,000	Simple negotiable obligations, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10	Resolution No. 16328 dated 05.18.10

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 11:                    Continued

Tarjetas Cuyanas S.A. has the following Negotiable Obligations outstanding issued under these Programs as of the close of the fiscal year:

Date of Placement	Currency	Class Number	Amount	Type (**)	Term	Estimated Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
								12.31.11	12.31.10
06.14.07	US$	XVIII	US$ 65,000 (1)	Simple	5 years	06.14.12	Annual Nominal Fixed at 12%	10,015	39,930	05.24.07 and 06.14.07
06.22.10	$	I	$ 30,000	Simple	270 days	03.18.11	Variable Badlar Rate + 3%	-	29,669	06.10.10
12.14.10	$	II	$ 38,781	Simple	270 days	09.09.11	Annual Nominal Fixed at 9.95%	-	34,799	11.19.10
12.14.10	US$	III	US$ 20,247	Simple	365 days	12.14.11	Annual Nominal Fixed at 6%	-	74,882	11.19.10
04.15.11	$	IV	$ 50,000	Simple	270 days	01.10.12	Variable Badlar Rate + 2.85%	51,750	-	04.06.11
07.29.11	$	V Series I	$ 12,931	Simple	270 days	04.24.12	Annual Nominal Fixed at 14%	13,066	-	07.21.11
07.29.11	$	V Series II	$ 77,305	Simple	550 days	01.29.13	Variable Badlar Rate + 4%	76,533	-	07.21.11
10.04.11	US$	VI Series I	US$ 18,883	Simple	365 days	10.04.12	Annual Nominal Fixed at 7.5%	81,191	-	09.21.11
10.04.11	US$	VI Series II	US$ 7,184	Simple	731 days	10.04.13	Annual Nominal Fixed at 8.5%	30,862	-	09.21.11
(*) It corresponds to principal amount and interests outstanding as of the indicated dates.
(**) Not convertible into shares.

(1) The Company issued and placed Series XVIII Negotiable Obligations for a total amount of US$ 65,000, which as specified by the terms and conditions of the securities, was converted into $ 200,063. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in Pesos converted into dollars on each payment date.

Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. carried out currency hedging transactions in relation to the principal payment of its negotiable obligations for a total amount of US$ 256,066 from which US$ 236,066 were carried out with Banco de Galicia y Buenos Aires S.A.

b) Compañía Financiera Argentina S.A.
As of the date of these financial statements, Compañía Financiera Argentina S.A. has the following programs of issuance and series of negotiable obligations outstanding, issued in order to finance its operations:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 11:                    Continued

Authorized Amount	Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 250,000	Simple negotiable obligations, not convertible into shares	08.03.16	11.25.10	Resolution No. 16505 dated 01.27.11

The Company has the following Negotiable Obligations outstanding issued under this Global Program as of the close of the fiscal year:

Date of Placement	Currency	Class Number	Amount	Type (**)	Term	Estimated Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
								12.31.11	12.31.10
03.28.11	$	Class III Series II	$ 44,000	Simple	21 months	12.28.12	Variable Badlar Rate + 4.08%	44,112	-	03.15.11
07.19.11	$	Class IV Series II	$ 102,000	Simple	18 months	01.19.13	Variable Badlar Rate + 4%	106,782	-	06.29.11
12.20.11	$	Class V Series I	$ 86,068	Simple	9 months	09.17.12	Variable Badlar Rate + 3.25%	86,593	-	12.13.11
12.20.11	$	Class V Series II	$ 63,932	Simple	18 months	06.22.13	Variable Badlar Rate + 4.25%	64,177	-	12.13.11
(*) It corresponds to principal amount and interests outstanding as of the indicated dates.
(**) Not convertible into shares.

NOTE 12:                    MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Corporations Law, which amount to $ 12.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of December 31, 2011 and December 31, 2010, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable Capital as a % of the Capital Requirement
12.31.11	2,860,486	4,416,112	154.38
12.31.10	2,007,081	3,593,930	179.06

NOTE 13:                    CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. As from January 2011, said amount has been established at $ 120.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 13:                    Continued

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

NOTE 14:                    RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. In the event said reserve is reduced by any reason, no profits can be distributed until its total refund.

The Argentine Central Bank set rules for the conditions under which financial institutions can make the distribution of profits. According to the new scheme, profits can be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Retained Earnings: The difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

To these purposes, this shall be done by deducting from its assets and Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (R.P.C.) pursuant to Communiqué "A" 4576.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

In addition to the above-mentioned, the Argentine Central Bank requires that computable capital be in excess over the minimum capital requirements, the latter including the requirement with regard to operational risk determined as from February 2011, which is equivalent to 75%.

Regulations in force until January 27, 2012 set such percentage at 30% and did not consider the requirement with regard to operational risk.  (See Note 23).

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendence of Financial and Foreign Exchange Institutions, which intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 14:                    Continued

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s shareholders’ equity is below $300,000.

Pursuant to the Price Supplements of Negotiable Obligations Class IV and XIII, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the case there is any excess on certain indebtedness ratios.

NOTE 15:                      NATIONAL SECURITIES COMMISSION (“C.N.V.”)

Resolution No. 368/01
As of December 31, 2011, Banco de Galicia y Buenos Aires S.A.’ shareholders’ equity exceeds that required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. to act as an over-the-counter broker.

Furthermore, in compliance with Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA RENTA PLUS," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS (Liquidado)," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," “FIMA PREMIUM”, “FIMA AHORRO PLUS” and “FIMA OBLIGACIONES NEGOCIABLES,” as of December 31, 2011, Banco de Galicia y Buenos Aires S.A. holds a total of 1,145,625,736 units under custody for a market value of $ 1,961,545, which is included in the "Depositors of Securities Held in Custody" account. As of previous fiscal year-end, the securities held in custody totaled 851,406,095 units and their market value amounted to $ 1,417,001.

NOTE 16:                    SITUATION OF BANCO GALICIA URUGUAY S.A. (IN LIQUIDATION)

In May, 2009, Banco Galicia Uruguay S.A. (in liquidation) wholly repaid in advance the debt restructuring plan entered into with its creditors. Therefore and having fulfilled with its obligations, its shareholders have resolved, at the Shareholders’ Meeting held on June 30, 2010, to voluntarily dissolve and liquidate the company. Thus, the authorization to operate as a bank was revoked in October 2011.

Furthermore, taking into consideration the financial condition and the evolution estimated in the liquidation process, shareholders decided to reduce the company’s computable capital for a value equal to US$ 2,069 through the voluntary redemption of shares, which was carried out on October 28, 2010.

At fiscal year-end, Banco Galicia Uruguay S.A. (in liquidation)'s Shareholders’ Equity amounts to $ 50,707.

NOTE 17:                    SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor outstanding at fiscal year-end:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio
						12.31.11	12.31.10
Galtrust I	10.13.00	10.10.15	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$ 490,224 (*)	538,768	521,862 (**)
Galicia	04.16.02	05.06.32	Bapro Mandatos y Negocios S.A.	National Government Bonds in Pesos at 2% due 2014 (2)	$ 108,000	121,520	96,364
Créditos Inmobiliarios Galicia II	10.12.05	12.15.25	Deustche Bank S.A.	Mortgage Loans	$ 150,000	-	721
Galicia Personales VII	02.21.08	11.15.12	Deustche Bank S.A.	Personal Loans	$ 150,000	-	1,652
(*) The remaining US$ 9,776 was transferred in cash.
(**) Net of the allowance for impairment of value (Note 2.b.4)

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 17:                    Continued

(1) In exchange for loans to the Provincial Governments.
(2) In exchange for secured loans.

b) As of December 31, 2011 and December 31, 2010, Banco de Galicia y Buenos Aires S.A. records financial trusts in own portfolio:
- Received as loan repayment for $ 112,924 and $ 20,752, respectively;
- Acquired as investments for $ 315,641 and $ 140,084, respectively.

NOTE 18:                    DERIVATIVE INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET
Mercado Abierto Electrónico (M.A.E.) and Rosario Futures Exchange (RO.F.EX.) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, being Banco de Galicia y Buenos Aires S.A. one of them. Settlement is carried on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

As of December 31, 2011, forward purchase and sale transactions totaled $ 6,006,508 and $ 2,090,664, respectively, while as of December 31, 2010 they totaled $ 3,341,808 and $ 2,393,976, respectively.

Said transactions are recorded under Memorandum Accounts for the notional value traded. In case accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

Apart from that, transactions have been conducted directly with customers pursuant to the above-mentioned conditions, being the balances settled at the expiration date of the contract. As of December 31, 2011, forward purchase and sale transactions totaled $ 69,544 and $ 1,647,591, respectively, while as of December 31, 2010 purchase and sale transactions totaled $ 23,598 and $ 420,971, respectively.

PURCHASE-SALE OF INTEREST RATE FUTURES
Banco de Galicia y Buenos Aires S.A. trades these products within the trading environment created by the M.A.E. The underlying asset is the Badlar rate for time deposits of 30 to 35 days and of more than one million Pesos of private banks. Settlement is carried on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value, the difference in price being charged to income. As of December 31, 2011, purchase and sale transactions conducted amounted to $ 429,000 and $ 281,000, respectively, while as of December 31, 2010 they totaled $ 1,140,100 and $ 780,100, respectively. Said transactions are recorded under Memorandum Accounts for the notional value traded.

In case balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

INTEREST RATE SWAPS
These transactions are conducted within the environment created by the M.A.E., and the settlement thereof is carried out on a monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for time deposits of 30 to 35 days of private banks) and the cash flows calculated using a fixed rate, or vice versa, on the notional value traded, the difference in price being charged to income.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 18:                    Continued

As of December 31, 2011, transactions conducted amounted to $ 279,000, while as of December 31, 2010, they amounted to $ 138,000, and are recorded under Memorandum Accounts for the notional value traded.

In case accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

As of December 31, 2010, transactions conducted with customers amounted to $ 40,000.

As of December 31, 2011, the estimated market value of such instruments amounted to approximately $ 876 (liabilities), while as of December 31, 2010, it amounted to $ 67 (assets).

CALL OPTIONS BOUGHT AND WRITTEN ON GOLD FUTURES WITHOUT DELIVERY OF THE UNDERLYING ASSET
These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by Banco de Galicia y Buenos Aires S.A. and set forth by the Argentine Central Bank.

The deposit date, the term to exercise the option and the underlying asset are the same than those for the related deposit. Notional amounts have been computed so that the offset value of derivative instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at fiscal year-end, equivalent to the variable yield, have been recognized in Income and are recorded under “Other Receivables Resulting from Financial Brokerage” and/or under “Other Liabilities Resulting from Financial Brokerage”, as appropriate. Premiums received and/or paid have accrued on a straight-line basis during the currency of the agreement.

As of December 31, 2011, call options bought and written totaled $ 9,028 and $ 9,470, respectively. These options have been recorded under “Memorandum Accounts – Debit-Derivatives - Notional Value of Call Options Bought” and under “Memorandum Accounts – Credit-Derivatives – Notional Value of Call Options Written”.

PUT OPTIONS WRITTEN
As established by Section 4, subsection a), and Section 6 of Decree No 1836/02 and regulations of the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of December 31, 2011 and December 31, 2010, are valued at the strike price.

The strike price will be equal to that resulting from converting the face value of each coupon in U.S. dollars into Pesos at a rate of $1.40 per U.S. dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in Pesos resulting from applying to the face value of the coupon in U.S. dollars the buying exchange rate quoted by Banco de la Nación Argentina on the payment date of that coupon.

These options have been recorded under “Memorandum Accounts – Credit-Derivatives - Notional Value of Put Options Written” in the amount of $ 68,151 as of December 31, 2011 and $ 98,743 as of December 31, 2010, respectively.

Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried within the limits of the policies approved by the Board of Directors in such respect. In that sense, “derivative instruments” carried out by Banco de Galicia y Buenos Aires S.A. are means for the Bank to hedge its risk exposures and/or used as a financial product to develop investment and trading strategies. In both cases, the use of these instruments by Banco de Galicia y Buenos Aires S.A. is performed within the guidelines of internal policies set forth by the Bank.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 19:                    CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

There follows the breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current fiscal year:

	12.31.11	12.31.10
ASSETS
LOANS	30,904,527	21,353,781
- To the Non-financial Public Sector	24,606	24,565
- To the Financial Sector	326,239	80,633
- Interbank Loans (Call Money Loans Granted)	126,000	32,500
- Other Loans to Local Financial Institutions	189,019	47,968
- Accrued Interests, Adjustments and Quotation Differences Receivable	11,220	165
- To the Non-financial Private Sector and Residents Abroad	31,837,635	22,287,056
- Advances	2,302,100	977,890
- Promissory Notes	6,412,303	4,534,326
- Mortgage Loans	959,546	950,237
- Pledge Loans	202,336	119,175
- Personal Loans	5,785,668	4,093,559
- Credit-card Loans	13,392,249	9,120,092
- Others	2,529,837	2,297,507
- Accrued Interests, Adjustments and Quotation Differences Receivable	420,791	277,070
- Documented Interests	(165,626)	(81,804)
- Unallocated Collections	(1,569)	(996)
- Allowances	(1,283,953)	(1,038,473)
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	5,013,791	3,325,990
- Argentine Central Bank	588,902	402,386
- Amounts Receivable for Spot and Forward Sales to be Settled	1,517,409	237,333
- Securities Receivable under Spot and Forward Purchases to be Settled	626,263	914,124
- Premiums from Bought Options	221	-
- Others Not Included in the Debtor Classification Regulations	1,593,798	1,286,039
- Unlisted Negotiable Obligations	154,377	99,237
- Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	11,407	5,403
- Others Included in the Debtor Classification Regulations	573,504	511,594
- Accrued Interests Receivable Included in the Debtor Classification Regulations	3,285	1,680
- Allowances	(55,375)	(131,806)

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 19:                    Continued

	12.31.11	12.31.10
LIABILITIES
DEPOSITS	30,135,137	22,222,764
- Non-financial Public Sector	1,803,816	874,201
- Financial Sector	29,667	9,934
- Non-financial Private Sector and Residents Abroad	28,301,654	21,338,629
- Current Accounts	6,955,109	5,466,532
- Savings Accounts	7,977,519	6,356,877
- Time Deposits	12,675,489	8,975,889
- Investment Accounts	209,346	156,935
- Others	319,620	306,139
- Accrued Interests and Quotation Differences Payable	164,571	76,257
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	13,927,139	7,608,071
- Argentine Central Bank	3,050	2,105
- Others	3,050	2,105
- Banks and International Entities	1,425,822	646,745
- Unsubordinated Negotiable Obligations	3,170,192	775,863
- Amounts Payable for Spot and Forward Purchases to be Settled	564,045	950,453
- Securities to be Delivered under Spot and Forward Sales to be Settled	1,705,070	229,684
- Premiums from Options Written	137	-
- Loans from Local Financial Institutions	815,251	613,197
- Interbank Loans (Call Money Loans Received)	15,000	-
- Other Loans from Local Financial Institutions	794,505	610,022
- Accrued Interests Payable	5,746	3,175
- Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	8,073	11,085
- Others	6,149,426	4,358,049
- Accrued Interests and Quotation Differences Payable	86,073	20,890
SUBORDINATED NEGOTIABLE OBLIGATIONS	984,364	1,253,027

NOTE 20:                    CONTINGENCIES

A. Tax Contingencies
Banco de Galicia y Buenos Aires S.A.:
At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting audits mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the determination of tax collection authorities from the Autonomous City of Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the determination of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the A.G.I.P. to refrain from starting tax enforcement proceedings or else requesting precautionary measures for such purpose.

With regard to the Autonomous City of Buenos Aires’ claims on account of other concepts, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Regularization of Tax Liabilities in Arrears (Law No. 3461 and regulatory dispositions), which envisaged the total relief of interests and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 20:                    Continued

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by the management division. Even though Banco de Galicia y Buenos Aires S.A. considers it has complied with its tax liabilities in full pursuant to current regulations, the allowances deemed appropriate pursuant to the evolution of each proceeding have been set up.

Tarjetas Regionales S.A.:
At the date of these consolidated financial statements, the Argentine Revenue Service (A.F.I.P.), the Revenue Board of the Province of Córdoba and the Municipalities of the provinces of Mendoza and San Luis are in the process of conducting audits, in different degrees of completion. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.'s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals $ 10,959 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

Compañía Financiera Argentina S.A.:
As regards Compañía Financiera Argentina S.A., the Argentine Revenue Service (A.F.I.P.) conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals $ 2,094.

Since the final resolution of this controversy is still uncertain, provisions have been set up to cover such contingencies.

B. Consumer Protection Associations
Consumer Protection Associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. with regard to the collection of some financial charges.

Banco de Galicia y Buenos Aires S.A. considers the resolution of these controversies will not have a significant impact on its financial condition.

NOTE 21:                    SEGMENT REPORTING

Below, there is a breakdown of the accounting information as of December 31, 2011 and 2010, by related business segment:

Primary Segment: Business.

	Financial Brokerage	Services	Total
Income	6,017,744	3,520,269	9,538,013
Expenses	(2,274,201)	(1,068,566)	(3,342,767)
Result as of 12.31.11	3,743,543	2,451,703	6,195,246
Result as of 12.31.10	2,202,211	1,781,877	3,984,088

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 21:                    Continued

Secondary Segment: Geographic.

Financial Brokerage	City of Buenos Aires	Rest of the Country	Foreign	Total
Income	3,490,292	2,527,452	-	6,017,744
Expenses	(1,319,037)	(955,164)	-	(2,274,201)
Result as of 12.31.11	2,171,255	1,572,288	-	3,743,543
Result as of 12.31.10	1,277,282	916,120	8,809	2,202,211

Services	City of Buenos Aires	Rest of the Country	Foreign	Total
Income	2,041,756	1,478,513	-	3,520,269
Expenses	(619,768)	(448,798)	-	(1,068,566)
Result as of 12.31.11	1,421,988	1,029,715	-	2,451,703
Result as of 12.31.10	1,033,489	741,261	7,127	1,781,877

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

	12.31.11	12.31.10
ASSETS
GOVERNMENT AND PRIVATE SECURITIES	5,230,863	2,278,012
LOANS	30,904,527	21,353,781
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	5,013,791	3,325,990
RECEIVABLES FROM FINANCIAL LEASES	593,104	428,080

	12.31.11	12.31.10
LIABILITIES
DEPOSITS	30,135,137	22,222,764
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	13,927,139	7,608,071
SUBORDINATED NEGOTIABLE OBLIGATIONS	984,364	1,253,027

NOTE 22:                    STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	12.31.11	12.31.10	12.31.09	12.31.08
Cash and Due from Banks	6,418,891	5,645,571	3,696,309	3,405,133
Securities Issued by the Argentine Central Bank	1,727,708	1,023,935	728,743	520,239
Reverse Repo Transactions with the Argentine Central Bank	1,502,731	-	153,173	359,444
Interbank Loans - (Call Money Loans Granted)	126,000	32,500	25,300	40,200
Loans Granted to Prime Companies with Maturity up to 7 Days, Used as Liquidity Reserve	-	-	79,810	58,100
Overnight Placements in Banks Abroad	65,981	215,282	440,745	334,547
Other Cash Placements	428,531	526,229	304,650	77,720
Cash and Cash Equivalents	10,269,842	7,443,517	5,428,730	4,795,383

NOTE 23:                    BANCO DE GALICIA Y BUENOS AIRES S.A.’S RISK MANAGEMENT POLICIES

The specific function of the comprehensive management of Banco de Galicia y Buenos Aires S.A.’s risks (credit, financial and operational risks) has been allocated to the Risk Management Division, guaranteeing its independence from the rest of the business areas since it directly reports to Banco de Galicia y Buenos Aires S.A.’s General Division and, at the same time, it is involved in the decisions made by each area.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 23:                    Continued

The aim of the Risk Management Division and the Anti-Money Laundering Unit is to guarantee the Board of Directors that they are fully aware of the risks Banco de Galicia y Buenos Aires S.A. is exposed to; and they as well create and propose the policies and procedures necessary to mitigate and control such risks.

Financial Risks
Banco de Galicia y Buenos Aires S.A. intends to achieve a structure of financial assets and liabilities aimed at maximizing its return on equity, both short-term and long-term, within an overall framework of acceptable risks.

Liquidity
Banco de Galicia y Buenos Aires S.A. tries to maintain a level of liquid assets that would allow the Bank to meet contractual maturities, face the potential investment opportunities and the demand for credit.

The current liquidity policy in force provides for the setting of limits and monitoring in terms of a) liquidity as regards stock: a level of “Management Liquidity” was established as the excess over legal minimum cash requirements, taking into consideration the characteristics and behavior of Banco de Galicia y Buenos Aires S.A.’s different liabilities, and the liquid assets that make up such liquidity were determined as well; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a floor for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan that determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

With the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

Currency Risk
For purposes of the management and mitigation of the “Currency Risk,” two other currencies have been defined apart from the Argentine Peso: Assets and liabilities adjusted by C.E.R. and foreign currency. Banco de Galicia y Buenos Aires S.A.’s current policy in force establishes limits in terms of maximum “net asset positions” (assets denominated in a currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in “Pesos adjusted by C.E.R.” and in foreign currency, as a proportion of Banco de Galicia y Buenos Aires S.A.’s computable regulatory capital (R.P.C. as per its initials in Spanish), on a consolidated basis. Banco de Galicia y Buenos Aires S.A. manages the mismatch not only regarding assets and liabilities, but also covering the mismatch through the futures market in foreign currency. Transactions in foreign currency futures (U.S. dollar futures) are subject to limits that take into consideration characteristics particular of each trading environment.

Interest Rate Risk
Aimed at limiting the sensitivity of Banco de Galicia y Buenos Aires S.A.'s value and results with respect to variations in the interest rate inherent to the structure of certain assets and liabilities, caps have been determined: (i) for the possible negative variation of net financial results for the first year between an interest rate increase scenario and a “base” scenario, and (ii) for the possible negative variation between the net present value of assets and liabilities of the “base” scenario and such value upon the occurrence of an increase in interest rates. Calculations are made once a month using the method known as "simulation of scenarios" and taking into consideration assets and liabilities from Banco de Galicia y Buenos Aires S.A.’s Balance Sheet on a consolidated basis.

Market Risk
Trading of and/or investment in government securities, currencies, derivatives and debt instruments issued by the Argentine Central Bank, which are listed on the capital markets and the value of which varies pursuant to the variation of the market prices thereof, are included within the Policy that limits the maximum authorized losses for a fiscal year.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 23:                    Continued

In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as “Value at Risk” (also known as "VaR") is used, among other methods. This model determines intra-daily, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. Furthermore, in order to measure and monitor the risk related to trading of debt securities issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. also applies the method that estimates the change of value of a portfolio, for variations of one interest rate basis point.

Cross Border Risk
In order to regulate risk exposures in international jurisdictions, limits were established taking into consideration the jurisdiction’s credit rating, the type of transaction and a maximum exposure per counterparty.

Transfer Risk
With the purpose of mitigating the risk generated by a possible change in domestic laws that could hinder the transfer of foreign currency abroad to pay for liabilities assumed, a policy that sets a limit to liabilities with parties from abroad as a percentage of total liabilities was approved at the end of the first quarter.

Credit Risk
Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests”, which is generated from the division between credit and commercial functions, with respect to both retail and wholesale businesses. This allows an ongoing and efficient monitoring of the quality of assets, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and a conservative loan loss provisioning.

Apart from that, this system includes the follow-up of the models for measuring the portfolio risk at the operation and customer levels, thus making it possible to early detect situations that can entail some degree of portfolio deterioration, and to appropriately safeguard the Bank’s assets.

Banco de Galicia y Buenos Aires’ Risk Management and Insurance Division approves the credit risk policies and procedures, verifies compliance therewith and assesses credit risk on an ongoing basis.

As an outstanding aspect we can mention that the credit granting policy for retail banking focuses on automatic granting processes. These are based on behavior analysis models. Banco de Galicia y Buenos Aires S.A. is strongly geared towards obtaining portfolios with direct payroll deposit, which statistically have a better compliance behavior when compared to other types of portfolios.

As for the wholesale banking, credit granting is based on analyses conducted on credit, cash-flow, balance sheet, capacity of the applicant. These are supported by statistical rating models.

During fiscal year 2010, the review-by-sector policy was implemented, which determines the levels of review for the economic activities belonging to the private-sector portfolio according to the concentration they show with regard to total credit and/or computable regulatory capital (R.P.C., as per its initials in Spanish).

The Risk Management Division also constantly monitors its portfolio through different indicators (asset quality of the loan portfolio, provisioning of the non-accrual portfolio, non-performance, roll rates, etc), as well as the classification and concentration thereof (through maximum ratios between the exposure to each client, its own computable capital or “R.P.C.” or regulatory capital, and that of each client). The loan portfolio classification as well as its concentration control are carried out following the Argentine Central Bank regulations.

Operational Risk
On July 30, 2008, Banco de Galicia y Buenos Aires S.A.’s Board of Directors approved the policy regarding operational risk management, pursuant to the guidelines established by the Bank in such respect, and within the framework of the provisions determined by the Argentine Central Bank in Communiqué “A” 4793 and supplementary regulations.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 23:                    Continued

Banco de Galicia y Buenos Aires S.A. started to implement an operational risk management system in a progressive manner and through a schedule determined in such Communiqué.

Furthermore, the Bank incorporated an operational risk events database that complies with the reporting requirements set forth in Communiqué “A” 4904 of the Argentine Central Bank.

Banco de Galicia y Buenos Aires S.A. adopts the definition of operational risk determined by the Argentine Central Bank and the best international practices. Operational risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or else because of external events. This definition includes legal risk, but does not include strategic and reputation risks.

Banco de Galicia y Buenos Aires S.A.’s Board of Directors, the Risk Management Committee, the Risk Management Division, the Operational Risk Unit and the Wholesale and Retail Banking and Support divisions have their roles and responsibilities as regards this risk clearly defined.

Banco de Galicia y Buenos Aires S.A.'s Risk Management Division, a functional area that reports to the Chief Executive Officer, is responsible for the comprehensive management of the Bank’s three different categories of risk: Financial, credit and operational risk. The Bank has a specific and independent unit for the management of each particular risk.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and relevant systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Furthermore, before launching or introducing new products, activities, processes or systems, their inherent operational risk is properly assessed.

Banco de Galicia y Buenos Aires S.A.’s purpose is to consider a methodological approach regarding operational risk management, with an emphasis on encouraging continuous improvements in the assessment practices, what will allow the following: Identification, assessment, monitoring, control and mitigation of the different risks inherent to the business and banking operations.

Risk Regarding Money Laundering and Other Illegal Activities
As regards the control and prevention of money laundering, Banco de Galicia y Buenos Aires S.A. complies with the Argentine Central Bank regulations and Law No. 25246, which amends the Criminal Code as to concealment and asset laundering and creates the Financial Information Unit (“U.I.F.” as per its initials in Spanish - Unidad de Información Financiera), under the jurisdiction of the Argentine Ministry of Justice. The U.I.F. is in charge of the analysis, treatment and transmission of the information subject matter of this risk.

Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are applied using a “risk-based approach”. Said policies and procedures allow monitoring transactions, pursuant to the “risk profile of customers”, in order to detect such transactions that should be considered unusual, and to report them before the U.I.F. in the cases that may correspond. The Anti-Money Laundering Unit is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization through the drafting of the corresponding handbooks and the training of all collaborators. The management of this risk is regularly reviewed by Internal Audit.

Banco de Galicia y Buenos Aires S.A. has appointed a director to be in charge of this risk and has created a Committee responsible for planning and coordinating the policies determined by the Board of Directors, as well as enforcing compliance therewith. It is worth noting that the basic principles on which the regulations regarding prevention and control of this risk are based are in line with the best international practices enforced in such respect.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 24:                    SUBSEQUENT EVENTS

Banco de Galicia y Buenos Aires S.A.
As from February 2012, the Argentine Central Bank established an additional capital requirement in order to cover the operational risk. Such capital requirement shall be 15% of the average of financial income and net income from services corresponding to the last 36 months before the calculation date, excluding some items that are considered extraordinary or not closely related to operational capacity.

The Company planned to comply with such requirement gradually, pursuant to the following schedule:

April 2012 – July 2012	50%
August 2012 – November 2012	75%
As from December 2012	100%

What is more, the Argentine Central Bank modified the regulatory requirements for the distribution of profits, increasing the percentage of excess computable capital over the minimum capital requirements to 75%, including, only for this purpose, the abovementioned requirement with regard to operational risk calculated at 100%.

Tarjetas Cuyanas S.A.
In January 2012, and within the framework of the Global Program for the Issuance of Negotiable Obligations for US$ 120,000, Tarjetas Cuyanas S.A. approved the issuance of Class VII Negotiable Obligations in two Series: Series I for a face value of $ 106,131, which will be amortized in only one installment at maturity, on October 19, 2012, at a variable Badlar rate plus a 2.19% cut-off rate; and Series II for $ 43,869, which principal amount shall be paid at maturity, on July 24, 2013, at a variable Badlar rate plus a 2.8% cut-off rate.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Balance Sheet as of December 31, 2011 and December 31, 2010
(Figures Stated in Thousands of Pesos)

	12.31.11	12.31.10
ASSETS
CURRENT ASSETS
Cash and Due from Banks (Notes 2 and 11 and Schedule G)	898	830
Investments (Notes 9 and 11 and Schedules D and G)	59,425	26,468
Other Receivables (Notes 3, 9, and 11 and Schedule G)	10,947	2,109
Total Current Assets	71,270	29,407

NON-CURRENT ASSETS
Other Receivables (Notes 3, 9, 11 and 13 and Schedules E and G)	43,622	56,794
Investments (Note 9 and Schedules B, C and G)	3,667,415	2,623,911
Fixed Assets (Schedule A)	1,215	1,048
Total Non-current Assets	3,712,252	2,681,753
Total Assets	3,783,522	2,711,160

LIABILITIES
CURRENT LIABILITIES
Financial Debts (Notes 4, 9 and 16 and Schedule G)	98,343	42,787
Salaries and Social Security Contributions (Notes 5 and 9)	2,630	1,735
Tax Liabilities (Notes 6 and 9)	8,537	6,554
Other Liabilities (Notes 7, 9 and 11 and Schedule G)	5,883	10,184
Total Current Liabilities	115,393	61,260

NON-CURRENT LIABILITIES
Financial Debts (Notes 4, 9 and 16 and Schedule G)	116,508	180,394
Other Liabilities (Notes 7 and 9)	6	6
Total Non-current Liabilities	116,514	180,400
Total Liabilities	231,907	241,660
SHAREHOLDERS' EQUITY (per Related Statement)	3,551,615	2,469,500
Total Liabilities and Shareholders' Equity	3,783,522	2,711,160

The accompanying notes 1 to 18 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Memorandum Accounts
Balance Sheet as of December 31, 2011 and December 31, 2010
 (Figures Stated in Thousands of Pesos)

	12.31.11	12.31.10
Forward Purchase of Foreign Currency Without Delivery of the Underlying Asset (Note 15 and Schedule G)	120,512	119,280

The accompanying notes 1 to 18 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Income Statement
For the fiscal year ended December 31, 2011,
presented in comparative format with the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	12.31.11	12.31.10
Net Income on Investments in Related Institutions	1,153,121	472,585
Administrative Expenses (Note 11 and Schedule H)	(19,993)	(23,472)
Financial Income and by Holding	(31,751)	(41,941)
- Generated by Assets	6,605	4,439
Interests
On Special Current Account Deposits	14	2
Mutual Funds	274	99
On Time Deposits (*)	98	52
On Promissory Notes Receivable (*)	153	181
Result on Negotiable Obligations	-	32
Result on Negotiable Mutual Funds from Abroad	-	30
Exchange-Rate Difference	6,066	4,043
- Generated by Liabilities	(38,356)	(46,380)
Interests
On Financial Debts	(18,136)	(18,796)
Others	-	(320)
Exchange-Rate Difference	(20,220)	(27,264)
Other Income and Expenses (*) – Income	6,499	1,758
Net Income before Income Tax	1,107,876	408,930
Income Tax (Note 13)	(933)	(29)
Net Income for the Fiscal Year	1,106,943	408,901
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11.

The accompanying notes 1 to 18 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Statement of Changes in the Shareholders’ Equity
For the fiscal year ended December 31, 2011,
presented in comparative format with the previous fiscal year.
(Figures Stated in Thousands of Pesos)

Item	Shareholders’ Contributions (Note 8)				Retained Earnings (Note 12)				Total Shareholders’ Equity
	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Total	Legal Reserve	Discretionary Reserve	Valuation Adjustment of Hedging Derivatives	Retained Earnings
Balances as of 12.31.09	1,241,407	278,131	606	1,520,144	45,998	265,182	(8,060)	229,275	2,052,539
Valuation Adjustment of Hedging Derivatives	-	-	-	-	-	-	8,060	-	8,060
Distribution of Retained Earnings (1)
- Legal Reserve	-	-	-	-	11,464	-	-	(11,464)	-
- Discretionary Reserve	-	-	-	-	-	217,811	-	(217,811)	-
Income for the Fiscal Year	-	-	-	-	-	-	-	408,901	408,901
Balances as of 12.31.10	1,241,407	278,131	606	1,520,144	57,462	482,993	-	408,901	2,469,500

Balances as of 12.31.10	1,241,407	278,131	606	1,520,144	57,462	482,993	-	408,901	2,469,500
Distribution of Retained Earnings (2)
- Legal Reserve	-	-	-	-	20,445	-	-	(20,445)	-
- Discretionary Reserve	-	-	-	-	-	363,628	-	(363,628)	-
- Cash Dividends	-	-	-	-	-	-	-	(24,828)	(24,828)
Income for the Fiscal Year	-	-	-	-	-	-	-	1,106,943	1,106,943
Balances as of 12.31.11	1,241,407	278,131	606	1,520,144	77,907	846,621	-	1,106,943	3,551,615

(1) Approved by the Ordinary Shareholders’ Meeting held on April 14, 2010.
(2) Approved by the Ordinary Shareholders’ Meeting held on April 27, 2011.

The accompanying notes 1 to 18 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Statement of Cash Flows
For the fiscal year ended December 31, 2011,
presented in comparative format with the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	12.31.11	12.31.10
CHANGES IN CASH (Note 1.j)
Cash at Beginning of Fiscal Year	27,298	19,422
Cash at Fiscal Year-end	60,323	27,298
Increase in Cash, Net	33,025	7,876
CAUSES FOR CHANGES IN CASH
Operating Activities
Collections for Services	1,007	2,675
Payments to Suppliers of Goods and Services	(10,223)	(11,946)
Personnel Salaries and Social Security Contributions	(6,814)	(4,944)
Payment of Other Taxes	(10,745)	(8,262)
Income Tax Payments and Prepayments	-	(21,822)
Payments for Other Net Operating Activities	(6,472)	(6,554)
Net Cash Flow (Used in) Operating Activities	(33,247)	(50,853)
Investment Activities
Collections for Sale of Fixed Assets	146	8,385
Payments for Purchases of Fixed Assets	(296)	(246)
Dividends Collections	133,868	18,813
Interests Collections, Net	20,458	1,132
Contributions to Controlled Companies	(850)	(4,070)
Payments for Equity Investments	(25,669)	-
Net Cash Flow Generated by Investment Activities	127,657	24,014
Financing Activities
Distribution of Dividends, Net of Taxes	(18,792)	-
(Payments) / Collections of Loans, Net	(42,593)	34,715
Net Cash Flow (Used in) / Generated by Financing Activities	(61,385)	34,715
Increase in Cash, Net	33,025	7,876

The accompanying notes 1 to 18 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements
For the fiscal year ended December 31, 2011,
presented in comparative format.
(Figures Stated in Thousands of Pesos ($) and U.S. dollars (US$))

NOTE 1:                      BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No. 93/05, which adopts Technical Pronouncements 6 to 22 issued by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) as Argentine GAAP; said resolutions were amended with the purpose of unifying Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the National Securities Commission (C.N.V.) approved C.P.C.E.C.A.B.A’s C.D. No. 93/05 with certain amendments.

These financial statements have been stated in thousands of Argentine Pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company’s Management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the fiscal year. The Company’s management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute (I.N.D.E.C.).

Certain figures in the financial statements for the year ended December 31, 2010 have been reclassified for purposes of their presentation in comparative format with those for this fiscal year.

The most relevant accounting policies used in preparing the Financial Statements are listed below:

a. Assets and Liabilities in Domestic Currency
Monetary assets and liabilities which include, where applicable, the interests accrued at year-end, are stated in year-end currency and therefore require no adjustment whatsoever.

b. Assets and Liabilities in Foreign Currency (U.S. dollars and Euros)
Foreign currency assets and liabilities (in US dollars and Euros) have been stated at Banco de la Nación Argentina’s buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each fiscal year. Interests receivable or payable have been accrued, where applicable.

c. Investments
c.1. Current
Time and special current account deposits have been valued at their face value, plus accrued interests at fiscal year-end.

Argentine mutual fund units have been valued at fiscal year-end closing price.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 1:                      Continued

c.2. Non-Current
The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of December 31, 2011 and December 31, 2010, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A., GV Mandataria de Valores S.A., Sudamericana Holding S.A. and Compañía Financiera Argentina S.A. are recognized using the equity method as of December 31, 2011.

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendency of Insurance (S.S.N. as per its initials in Spanish), which differ from Argentine GAAP in the aspects mentioned in Note 2.b. to the consolidated financial statements. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

Galval Agente de Valores S.A.’s financial statements were originally issued in foreign currency and later converted into Pesos as detailed below:
 - Assets and liabilities were converted at the buying exchange rate established by Banco de la Nación Argentina in force at the closing of operations on the last working day of the fiscal year.
 - Capital and capital contributions have been computed for the amounts actually disbursed.
 - Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.
 - Results for the fiscal year were determined as the difference between the opening balance and closing balance of accumulated earnings.
 - Items in the income statement were converted into Pesos applying the monthly average exchange rates.

d. Goodwill
Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated depreciation, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at fiscal year-end.

e. Fixed Assets
Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and 600 months for real estate property. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at fiscal year-end.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 1:                      Continued

The updated residual value of the assets does not exceed their estimated recoverable value at fiscal year-end.

e. Fixed Assets
Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and 600 months for real estate property. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at fiscal year-end.

f. Financial Debt
Financial debt has been valued pursuant to the amount of money received, net of transaction costs, plus financial interests accrued based on the internal rate of return estimated at the initial recording time.

Financial debts in foreign currency have been valued at the selling exchange rate quoted by Banco de la Nación Argentina as of the fiscal year-end.

g. Income Tax and Minimum Presumed Income Tax
The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 13 to the financial statements). Due to the unlikelihood that future taxable income may be enough to absorb tax losses, the Company has established an allowance for impairment of value with regard to such income and has not recorded tax losses. See Schedule E.

The Company determines the minimum presumed income tax at the statutory rate of 1% of the computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year shall be determined by the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The Company has set up a provision for the minimum presumed income tax credit accrued during this fiscal year and the previous fiscal year, for $ 1,064 and $ 936, respectively, since its recovery is not likely at the issuance date of these financial statements. See Schedule E.

h. Derivative Instruments
As of December 31, 2011 and December 31, 2010, derivative instruments have been valued at their estimated current value at those dates.

Differences originated as a consequence of the measurement criterion mentioned in the previous paragraph have been recognized in results for the fiscal year.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 1:                      Continued

i. Shareholders’ Equity
i.1. Activity in the Shareholders’ Equity accounts has been restated as mentioned in paragraphs four and five of this Note.

The "Subscribed and Paid-in Capital" account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Principal Adjustment” account.

i.2. Income and Expense Accounts
The results for each fiscal year are presented in the period in which they accrue.

j. Statement of Cash Flows
“Cash and Due from Banks” and investments and credit held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	12.31.11	12.31.10
Cash and Due from Banks (Note 2)	898	830
Investments (Schedule D)	59,425	26,468
Total	60,323	27,298

NOTE 2:                      CASH AND DUE FROM BANKS

The breakdown of this caption was the following:

	12.31.11	12.31.10
Cash	11	11
Cash in Custody in Other Banks (Schedule G)	628	653
Due from Banks – Current Accounts (Note 11)	259	166
Total	898	830

NOTE 3:                      OTHER RECEIVABLES

The breakdown of this caption was the following:

	12.31.11	12.31.10
Current
Tax Credit	265	-
Recoverable Expenses	8,257	-
Promissory Notes Receivable (Note 11 and Schedule G)	1,764	2,103
Prepaid Expenses	8	6
Others	653	-
Total	10,947	2,109

	12.31.11	12.31.10
Non-Current
Tax Credit – Income Tax (Note 13 and Schedule E)	-	1,034
Promissory Notes Receivable (Note 11 and Schedule G)	43,621	55,754
Sundry Debtors	1	1
Prepaid Expenses	-	5
Total	43,622	56,794
NOTE 4:                      FINANCIAL DEBT

The breakdown of this caption was the following:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

	12.31.11	12.31.10
Current
Cash Advances in Current Accounts	19,625	-
Negotiable Obligations (Note 16 and Schedule G)	78,718	42,787
Total	98,343	42,787

	12.31.11	12.31.10
Non-Current
Negotiable Obligations (Note 16 and Schedule G)	116,508	180,394
Total	116,508	180,394

NOTE 5:                      SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was the following:

	12.31.11	12.31.10
Current
Argentine Integrated Social Security System	175	148
Provision for Bonuses	795	656
Provision for Retirement Insurance	858	720
Provision for Directors’ and Syndics' Fees	790	195
Others	12	16
Total	2,630	1,735

NOTE 6:                      TAX LIABILITIES

The breakdown of this caption was the following:

	12.31.11	12.31.10
Current
Income Tax – Withholdings to Be Deposited	119	91
Value Added Tax Payable	161	-
Provision for Minimum Presumed Income Tax	-	206
Provision for Turnover Tax (Net)	-	50
Provision for Tax on Personal Assets – Substitute Taxpayer	8,257	6,207
Total	8,537	6,554

NOTE 7:                      OTHER LIABILITIES

The breakdown of this caption was the following:

	12.31.11	12.31.10
Current
Sundry Creditors	5	86
Provision for Expenses (Note 11 and Schedule G)	2,691	2,265
Balance of Futures Contracts to be Settled (Note 15)	3,184	7,830
Directors’ Qualification Bonds	3	3
Total	5,883	10,184

	12.31.11	12.31.10
Non-Current
Directors’ Qualification Bonds	6	6
Total	6	6

NOTE 8:                      CAPITAL STATUS

As of December 31, 2011, capital status was as follows:

Capital Stock Issued, Subscribed, Paid-in and Recorded	Face Value	Restated at Constant Currency
Balances as of 12.31.09	1,241,407	1,519,538

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

Balances as of 12.31.10	1,241,407	1,519,538
Balances as of 12.31.11	1,241,407	1,519,538

NOTE 9:                      ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of December 31, 2011, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

	Investments	Other Receivables	Financial Debt	Salaries and Social Security Contributions	Tax Liabilities	Other Liabilities
1st Quarter (*)	59,425	2,362	-	1,840	280	3,677
2nd Quarter (*)	-	8,257	98,343	790	8,257	658
3rd Quarter (*)	-	199	-	-	-	1,548
4th Quarter (*)	-	129	-	-	-	-
After One Year (*)	-	43,621	116,508	-	-	6
Subtotal Falling Due	59,425	54,568	214,851	2,630	8,537	5,889
No Set Due Date	3,667,415	1	-	-	-	-
Past Due	-	-	-	-	-	-
Total	3,726,840	54,569	214,851	2,630	8,537	5,889
Non-interest Bearing	3,667,416	9,184	-	2,630	8,537	5,889
At Variable Rate	3,487	45,385	-	-	-	-
At Fixed Rate	55,937	-	214,851	-	-	-
Total	3,726,840	54,569	214,851	2,630	8,537	5,889
(*) From the date of these financial statements.

NOTE 10:                    EQUITY INVESTMENTS IN CONTROLLED COMPANIES

The breakdown of equity investments was the following:

As of December 31, 2011
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A.	Ord. Class “A”	101
	Ord. Class “B”	533,314,664
	Total	533,314,765	94.840741	94.840745
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.000000	3.000000

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 10:                    Continued

As of December 31, 2010
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A.	Ord. Class “A”	101
	Ord. Class “B”	533,314,664
	Total	533,314,765	94.840741	94.840745
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000

The financial condition and results of controlled companies were the following:

As of December 31, 2011
	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	50,657,608	47,054,784	3,602,824	1,107,262
Net Investment S.A.	168	14	154	(31)
Galicia Warrants S.A.	33,840	16,839	17,001	4,556
Galval Agente de Valores S.A.	5,127	1,434	3,693	(4,491)
GV Mandataria de Valores S.A.	696	210	486	(736)
Sudamericana Holding S.A.	390,391	255,319	135,072	92,971
Compañía Financiera Argentina S.A.	2,302,898	1,369,288	933,610	220,425

As of December 31, 2010
	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	35,298,911	32,703,255	2,595,656	469,134
Net Investment S.A.	209	24	185	(112)
Galicia Warrants S.A.	28,247	14,295	13,952	2,060
Galval Agente de Valores S.A.	8,803	619	8,184	(4,023)
GV Mandataria de Valores S.A.	555	277	278	120
Sudamericana Holding S.A.	293,886	188,784	105,102	31,301

NOTE 11:                    SECTION 33 OF LAW 19550 - CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.

	12.31.11	12.31.10
Assets
Cash and Due from Banks – Current Accounts (Note 2)	228	152
Investments – Special Current Accounts (Schedule D)	1	5,291
Other Receivables – Promissory Notes Receivable (Note 3 and Schedule G)	45,385	57,857
Total	45,614	63,300

	12.31.11	12.31.10
Liabilities
Other Liabilities – Provision for Expenses (Note 7)	288	257
Total	288	257

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 11:                    Continued

Banco de Galicia y Buenos Aires S.A. (continued)

	12.31.11	12.31.10
Income
Financial Income – Interests on Time Deposits	1,106	415
Financial Income – Interests on Promissory Notes Receivable	2,956	3,433
Other Income – Fixed Assets under Lease	-	161
Total	4,062	4,009

	12.31.11	12.31.10
Expenses
Administrative Expenses (Schedule H)
Trademark Leasing	1,394	1,270
Bank Expenses	7	9
General Expenses	474	453
Expenses Corresponding to the Issuance of the Global Program for the Issuance of Negotiable Obligations	-	52
Total	1,875	1,784

Galval Agente de Valores S.A.

	12.31.11	12.31.10
Liabilities
Other Liabilities – Provision for Expenses (Note 7 and Schedule G)	17	22
Total	17	22

	12.31.11	12.31.10
Expenses
Administrative Expenses (Schedule H)
General Expenses	70	106
Total	70	106

Galicia Seguros S.A.

	12.31.11	12.31.10
Income
Other Income – Fixed Assets under Lease	-	245
Other Income – Sale of Fixed Assets	-	6,275
Total	-	6,520

NOTE 12:                    RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Corporations Law, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 13:                    INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Other Receivables	Other Liabilities	Total
Balances as of 12.31.09	1,570	-	1,570
Charge to Income	103	-	103
Balances as of 12.31.10	1,673	-	1,673
Charge to Income	(1,673)	(13)	(1,686)
Others	-	13	13
Balances as of 12.31.11	-	-	-

Liabilities	Fixed Assets	Financial Debt	Total
Balances as of 12.31.09	6	501	507
Charge to Income	1	131	132
Balances as of 12.31.10	7	632	639
Charge to Income	(121)	(632)	(753)
Others	114	-	114
Balances as of 12.31.11	-	-	-

As the above-mentioned information shows, as of December 31, 2010 the Company’s deferred tax assets amounted to $ 1,034. Based on the Company’s estimates, as of December 31, 2011 an allowance for $ 1,134 has been allocated for the deferred tax assets recorded. See Schedule E.

Tax losses recorded by the Company, pending being used, amount to approximately $ 47,085, pursuant to the following breakdown:

Issuance Year	Amount	Year Due	Deferred Tax Assets
2010	19,035	2015	6,662
2011	28,050	2016	9,818

The deferred tax originated from such tax losses has been fully provisioned, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements. See Schedule E.

The classification of assets and liabilities by net deferred tax recorded in accordance with its expected reversion term is shown in Note 9.

The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting income before tax:

	12.31.11	12.31.10
Income Before Income Tax	1,107,876	408,930
Income Tax Rate in Force	35%	35%
Result for the Fiscal Year at the Tax Rate	387,757	143,125
Permanent Differences at the Tax Rate
Increase in Income Tax
- Expenses not Included in Tax Return	6,738	12,150
- Other Causes	1,092	804
Decrease in Income Tax
- Results on Investments in Related Institutions	(403,475)	(165,074)
- Other Causes	(2,131)	181
- Allowance for Impairment of Value (Schedule E)	10,952	8,843
Total Income Tax Charge Recorded – Loss	933	29

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 13:                    Continued

The following table shows the reconciliation of tax charged to results to tax determined for the fiscal year for tax purposes:

	12.31.11	12.31.10
Total Income Tax Charge Recorded – Loss	933	29
Temporary Differences
- Variation in Assets due to Deferred Tax	(1,686)	103
- Variation in Liabilities due to Deferred Tax	753	(132)
Total Tax Determined for Tax Purposes	-	-

NOTE 14:                    EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of December 31, 2011 and 2010:

	12.31.11	12.31.10
Income for the Fiscal Year	1,106,943	408,901
Outstanding Ordinary Shares Weighted Average	1,241,407	1,241,407
Diluted Ordinary Shares Weighted Average	1,241,407	1,241,407
Earnings per Ordinary Share
- Basic	0.8917	0.3294
- Diluted	0.8917	0.3294

NOTE 15:                    DERIVATIVE INSTRUMENTS

The Company enters into forward foreign currency hedge contracts with the purpose of covering the risk associated with the exchange rate exposure of financial debts in U.S. dollars.

The Company’s purpose when entering into these contracts is to reduce its exposure to U.S. dollar fluctuations and denominate its future commitments in Pesos.

On May 31, 2010, the contract entered into in fiscal year 2009 was settled, recording a $ 10,329 loss, which was charged to Income for the fiscal year.

The contracts entered into in fiscal year 2010 were settled, recording an $ 8,493 loss, of which $ 663 correspond to this fiscal year.

During this fiscal year, new agreements were entered into and settled, recording a $ 39 loss.

As of December 31, 2011, the following contracts are outstanding:

Reference Foreign Currency		Amount in the Reference Foreign Currency (In Thousands)		Forward Exchange Rate ($ for US$)	Exchange Rate for Settlement		Settlement Date
US$	(1)	8,000	(2)	4.5000	B.C.R.A.	(4)	02/29/2012
US$	(1)	20,000	(3)	4.5200	B.C.R.A.	(4)	03/30/2012
(1) U.S. dollars.
(2) The hedge contract sets forth that if during the currency thereof the exchange rate is lower than or equal to $ 3.80 (three Pesos and eighty cents), the Company shall have to furnish a security in favor of the contracting party for an amount equivalent to the difference between the reference exchange rate of $ 4.0315 (figures stated in Pesos) and the exchange rate in force at the time such security is furnished, for the amount of the contract.
(3) The hedge contract sets forth that if during the currency thereof the exchange rate is lower than or equal to $ 3.80 (three Pesos and eighty cents), the Company shall have to furnish a security in favor of the contracting party for an amount equivalent to the difference between the reference exchange rate of $ 4.052 (figures stated in Pesos) and the exchange rate in force at the time such security is furnished, for the amount of the contract.
(4) Reference exchange rate set by the Argentine Central Bank. (Communiqué “A” 3500).

NOTE 15:                    Continued

Settlement of this transaction at the settlement date shall be carried without the physical delivery of the currency. That is to say, it shall be by compensation or difference between the spot exchange rate for settlement and the forward exchange rate.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

The Company has not entered into contracts regarding derivatives for speculative purposes.

NOTE 16:                    GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE OBLIGATIONS

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of simple Negotiable Obligations, not convertible into shares. Such Negotiable Obligations may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$ 60,000 (sixty million U.S. dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as of the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in force.

Apart from that, the Negotiable Obligations may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the Program’s total amount, and with the possibility that the maturity dates of the different classes and/or series issued occur after the Program’s expiration date, with amortization terms not to be lower than the minimum term or higher than the maximum term permitted by the regulations set forth by the National Securities Commission, among other characteristics thereof.

By means of resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. On May 8, 2009, together with the release of such conditions, the National Securities Commission approved the Price Supplement of the Negotiable Obligations Class I, Series I and II, for a F.V. of US$ 45,000.

On June 4, 2009, Series I and II corresponding to Negotiable Obligations Class I were issued.

On May 30, 2010, Series I corresponding to Negotiable Obligations Class I for a face value of US$ 34,404 was repaid.

On May 25, 2011, Series II corresponding to Negotiable Obligations Class I was repaid, the main characteristics of which are described as follows:

Series No.	F.V. Amount in US$	Issuance Price (In Thousands of US$)	Term (In Days)	Maturity Date	Interest Rate	Book Value $
						12.31.11	12.31.10
II	10,596	0.10348	720	05.25.11	Annual nominal at 12.5%	-	42,787

On May 7, 2010, the C.N.V. authorized, within the Global Program outstanding, the issuance of Negotiable Obligations Class II, Series I, II and III, for US$ 45,000.

On June 8, 2010, Series II and III corresponding to Negotiable Obligations Class II were issued, the main characteristics of which are described as follows:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 16:                    Continued

Series No.	F.V. Amount in US$	Issuance Price (In Thousands of US$)	Term (In Days)	Maturity Date	Interest Rate	Book Value $
						12.31.11	12.31.10
II	18,143	0.10182	721	05.29.12	8%	78,718	72,866
III	26,857	0.10128	1078	05.21.13	9%	116,508	107,528

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Negotiable Obligations. Therefore, the maximum amount of the Program, which nowadays is of up to US$ 60,000 or its equivalent in any other currency, shall be of up to US$ 100,000 or its equivalent in any other currency.

NOTE 17:                    ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS BY THE NATIONAL SECURITIES COMMISSION

The National Securities Commission (C.N.V.) has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards issued by the I.A.S.B. (International Accounting Standards Board) for certain entities included within the public offering system regulated by Law 17811, whether because of their capital or their negotiable obligations, or because they have requested to be included in such system, for financial statements corresponding to fiscal years started as from January 1, 2012.

It is worth noting that Technical Pronouncement No. 26 waives the compulsory application of the International Financial Reporting Standards to companies regarding which, even if they have negotiable securities within the public offering system, whether because of their capital or else their negotiable obligations, the C.N.V. holds the position to accept accounting criteria set forth by other regulatory or control bodies, such as companies included in the Financial Institutions Law and insurance companies.

In line with the aforementioned, on April 28, 2010, the Company’s Board of Directors approved the specific implementation plan, which excluded Banco de Galicia y Buenos Aires S.A. and the insurance companies.

Later, on November 24, 2011, the C.N.V. issued General Resolution No. 595 through which companies that invest in banks and insurance companies are exempted from the mandatory adoption of the I.F.R.S. Therefore, due to the fact that Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations, the Company will continue following the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A. for the presentation of the consolidated financial statements. Therefore, on January 24, 2012, the Company’s Board of Directors decided to suspend the application of the implementation plan submitted in due time.

Note 2.d. to the consolidated financial statements includes the steps taken by subsidiaries that were forced to adopt the abovementioned change in regulations.

NOTE 18:                    SUBSEQUENT EVENTS

On January 4, 2012, Grupo Financiero Galicia S.A. purchased 500,000 shares of Banco de Galicia y Buenos Aires S.A. Therefore, Grupo Financiero Galicia S.A.’s total interest in Banco de Galicia y Buenos Aires S.A.’s capital stock is 94.929658% at the date of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Fixed Assets and Investments in Assets of a Similar Nature
Balance Sheet as of December 31, 2011 and December 31, 2010
(Figures Stated in Thousands of Pesos)
Schedule A

Main Account	At Beginning of Year	Increases	Decreases	Balance at Fiscal Year End	Depreciations					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Fiscal Year	Accumulated at the Close of Year
Real Estate	918	-	-	918	145	-	2	17	162	756	773
Furniture and Facilities	220	-	-	220	217	-	20	2	219	1	3
Machines and Equipment	545	183	-	728	422	-	20	52	474	254	123
Vehicles	128	108	-	236	15	-	20	45	60	176	113
Hardware	292	5	-	297	256	-	20	13	269	28	36
Totals as of 12.31.11	2,103	296	-	2,399	1,055	-		129	1,184	1,215	-
Totals as of 12.31.10	4,385	246	2,528	2,103	1,366	418		107	1,055	-	1,048

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Goodwill
Balance Sheet as of December 31, 2011 and December 31, 2010
(Figures Stated in Thousands of Pesos)

Schedule B

Main Account	At Beginning of Year	Increases	Decreases	Balance at Fiscal Year End	Depreciations					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Fiscal Year	Accumulated at the Close of Year
Goodwill (Schedule C)	17,190	-	-	17,190	4,424	-	10	1,939	6,363	10,827	12,766
Totals as of 12.31.11	17,190	-	-	17,190	4,424	-		1,939	6,363	10,827	-
Totals as of 12.31.10	12,788	4,402	-	17,190	3,091	-		1,333	4,424	-	12,766

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Investments in Shares and other Negotiable Securities
Equity Investments
Balance Sheet as of December 31, 2011 and December 31, 2010
 (Figures Stated in Thousands of Pesos)
Schedule C

Issuance and Characteristics of the Securities	Class	Face Value	Number	Market Cost	Market Price	Equity Method Value	Recorded Value as of 12.31.11	Recorded Value as of 12.31.10
Non-current Investments
Corporations. Section 33 of Law No.19550:
Companies subject to Direct and Indirect Control (Note 10 and Schedule G):
Banco de Galicia y Buenos Aires S.A.	Ord. Class “A”	0.001	101	3,036,022	3,466,546	3,497,482	3,497,482	2,522,197
	Ord. Class “B”	0.001	533,314,664
			533,314,765
	Goodwill (Schedule B)			17,190	-	-	10,827	12,766
Galicia Warrants S.A.	Ordinary	0.001	175,000	11,829	-	14,886	14,886	12,218
Galval Agente de Valores S.A.	Ordinary	0.001	49,870,052	13,274	-	3,693	3,693	8,184
Net Investment S.A.	Ordinary	0.001	10,500	22,341	-	135	135	162
Sudamericana Holding S.A.	Ordinary	0.001	162,447	42,918	-	111,946	111,946	68,133
GV Mandataria de Valores S.A.	Ordinary	0.001	10,800	11	-	438	438	251
Compañía Financiera Argentina S.A.	Ordinary	0.001	16,726,875	25,669	-	28,008	28,008	-
Total				3,169,254	3,466,546	3,656,588	3,667,415	2,623,911

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Investments in Shares and other Negotiable Securities
Equity Investments (continued)
Balance Sheet as of December 31, 2011 and December 31, 2010
 (Figures Stated in Thousands of Pesos)
Schedule C (continued)

Issuance and Characteristics of the Securities	INFORMATION ON THE ISSUING COMPANIES
	Latest Financial Statements (Note 10)
	Principal Line of Business	Date	Capital Stock		Net Income		Shareholders’ Equity	Percentage of Equity Held in the Capital Stock
Non-current Investments
Corporations. Section 33 of Law No.19550:
Companies subject to Direct and Indirect Control:
Banco de Galicia y Buenos Aires S.A.	Financial Activities	12.31.11	562,327		1,107,262		3,602,824	94.840741
Galicia Warrants S.A.	Issuance of Deposit Certificates and Warrants	12.31.11	200		4,556		17,001	87.500000
Galval Agente de Valores S.A.	Custody of Securities	12.31.11	8,184	(1)	(4,491)		3,693	100.000000
Net Investment S.A.	Information Technology	12.31.11	12		(31)		154	87.500000
Sudamericana Holding S.A.	Financial and Investment Activities	12.31.11	186		41,099	(2)	135,072	87.500337
GV Mandataria de Valores S.A.	Agent	12.31.11	12		(736)		486	90.000000
Compañía Financiera Argentina S.A.	Financial Activities	12.31.11	557,563		220,425		933,610	3.000000
(1) Equivalent to 49,870,052 thousand Uruguayan Pesos.
(2) For the six-month period ended 12.31.11.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Other Investments
Balance Sheet as of December 31, 2011 and December 31, 2010
 (Figures Stated in Thousands of Pesos)
Schedule D

Main Account and Characteristics	Recorded Value as of 12.31.11	Recorded Value as of 12.31.10
Current Investments (*)
Deposits in Special Current Accounts (Note 11 and Schedule G)	55,938	24,803
Mutual Funds	3,487	1,198
Time Deposits	-	467
Total	59,425	26,468
(*) Include accrued interests, if applicable.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Allowances
Balance Sheet as of December 31, 2011 and December 31, 2010
(Figures Stated in Thousands of Pesos)
Schedule E

Captions	Balances at Beginning of Fiscal Year	Increases	Decreases	Balances at Fiscal-year End	Balances at the Close of the Previous Fiscal Year
Deducted from Assets
- Impairment of Value of Tax Losses	8,843	10,952	2,181	17,614	8,843
- Impairment of Value of Minimum Presumed Income Tax Receivables	936	1,064	-	2,000	936
Total as of 12.31.11	9,779	12,016	2,181	19,614	-
Total as of 12.31.10	-	9,900	121	-	9,779

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Foreign Currency Assets and Liabilities
Balance Sheet as of December 31, 2011 and December 31, 2010
 (Figures Stated in Thousands of Pesos ($), Thousands of U.S. dollars (US$) and/or Euros (€))
Schedule G

Captions	Amount and Type of Foreign Currency		Exchange Rate	Amount in Argentine Pesos as of 12.31.11	Amount and Type of Foreign Currency		Amount in Argentine Pesos ($) as of 12.31.10
Assets
Current Assets
Cash and Due from Banks
- Cash in Custody in Other Banks	US$	147.32	4.2640	628	US$	165.83	653
Investments
- Deposits in Special Current Accounts	US$	13,118.40	4.2640	55,937	US$	6,301.21	24,802
Other Receivables
- Promissory Notes Receivable	US$	413.64	4.2640	1,764	US$	534.38	2,103
Total Current Assets				58,329			27,558
Non-current Assets
Other Receivables
- Promissory Notes Receivable	US$	10,229.98	4.2640	43,621	US$	14,165.31	55,754
Investments
- Equity Investments	US$	866.11	4.2640	3,693	US$	2,079.20	8,184
Total Non-current Assets				47,314			63,938
Total Assets				105,643			91,496
Liabilities
Current Liabilities
Financial Debt
- Negotiable Obligations	US$	18,289.25	4.3040	78,718	US$	10,761.37	42,787
Other Liabilities
- Provision for Expenses	US$	296.54	4.3040	1,276	US$	281.30	1,118
- Provision for Expenses		€0.50	5.5862	3		€0.50	3
Total Current Liabilities				79,997			43,908
Non-current Liabilities
Financial Debt
- Negotiable Obligations	US$	27,069.71	4.3040	116,508	US$	45,370.75	180,394
Total Non-current Liabilities				116,508			180,394
Total Liabilities				196,505			224,302
Memorandum Accounts
- Forward Purchase of Foreign Currency	US$	28,000.00	4.3040	120,512	US$	30,000.00	119,280

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Information Required by Section 64, Subsection b) of Law No. 19550
For the fiscal year ended December 31, 2011,
presented in comparative format with the previous fiscal year.
(Figures Stated in Thousands of Pesos)
Schedule H

Captions	Total as of 12.31.11	Administrative Expenses	Total as of 12.31.10
Salaries and Social Security Contributions	6,830	6,830	4,818
Bonuses	841	841	656
Entertainment, Transportation, and Per Diem	381	381	31
Services to the Staff	68	68	30
Training Expenses	77	77	83
Retirement Insurance	822	822	720
Directors’ and Syndics' Fees	1,966	1,966	1,362
Fees for Services	4,415	4,415	3,510
Taxes	2,567	2,567	9,518
Security Services	9	9	5
Insurance	332	332	318
Leases	3	3	3
Stationery and Office Supplies	68	68	55
Electricity and Communications	137	137	102
Maintenance Expenses	30	30	127
Depreciation of Fixed Assets	129	129	107
Bank Charges (*)	23	23	21
Condominium Expenses	50	50	104
General Expenses (*)	1,000	1,000	1,017
Vehicle Expenses	73	73	76
Trademark Leasing (*)	72	72	67
Expenses Corresponding to the “Global Program for the Issuance of Negotiable Obligations” (*)	100	100	742
Totals	19,993	19,993	23,472
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11 to the financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Additional Information to the Notes to the Financial Statements
For the fiscal year commenced January 1, 2011 and ended
December 31, 2011, presented in comparative format.
(Figures Stated in Thousands of Pesos)

NOTE 1:	SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS

None.

NOTE 2:
SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS.

None.

NOTE 3:	CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES

a)	Receivables: See Note 9 to the financial statements.
b)	Debts: See Note 9 to the financial statements.

NOTE4:	CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a)	Receivables: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.
b)	Debts: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.

NOTE 5:	BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS – SECTION 33 OF LAW 19550

See Note 10 and Schedule C to the financial statements.

NOTE6:	RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

As of December 31, 2011 and December 31, 2010 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:	PHYSICAL INVENTORY OF INVENTORIES

As of December 31, 2011 and December 31, 2010, the Company did not have any inventories.

NOTE 8:	CURRENT VALUES

See Notes 1.c. and 1.d. to the financial statements.

NOTE 9:	FIXED ASSETS

See Schedule A to the financial statements.
a)	Fixed assets that have been technically appraised:
As of December 31, 2011 and December 31, 2010, the Company did not have any fixed assets that have been technically appraised.
b)	Fixed assets not used because they are obsolete:
As of December 31, 2011 and December 31, 2010, the Company did not have any obsolete fixed assets which have a book value.

NOTE 10:	EQUITY INVESTMENTS

The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Additional Information to the Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos)

NOTE 11:                    RECOVERABLE VALUES
As of December 31, 2011 and December 31, 2010, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12:                    INSURANCE
As of December 31, 2011 and December 31, 2010, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 12.31.11	Book Value as of 12.31.10
Building, Electronic Equipment and/or Office Assets.	Fire, Thunderbolt, Explosion and/or Theft.	1,363	1,039	935
Vehicles	Theft, Robbery, Fire or Total Loss	270	176	113

NOTE 13:                    POSITIVE AND NEGATIVE CONTINGENCIES

a)	Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of Shareholders’ Equity
None.
b)	Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition:
As of December 31, 2011 and December 31, 2010, there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:                    IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

a)	Status of capitalization arrangements:
As of December 31, 2011 and December 31, 2010, there were no irrevocable contributions towards future share subscriptions.
b)	Cumulative unpaid dividends on preferred shares:
As of December 31, 2011 and December 31, 2010, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:                    RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS
See Note 12 to the financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary and Explanatory Statement by the Board of Directors
For the fiscal year commenced January 1, 2011 and ended
December 31, 2011, presented in comparative format.
 (Figures Stated in Thousands of Pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Córdoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. Current Assets:
a) Receivables:
1) See Note 9 to the financial statements.
2) See Notes 3 and 9 to the financial statements.
3) As of December 31, 2011 and December 31, 2010, the Company had not set up any allowances or provisions.

b) Inventories:
As of December 31, 2011 and December 31, 2010, the Company did not have any inventories.

B. Non-Current Assets:
a) Receivables:
See Schedule E.

b) Inventories:
As of December 31, 2011 and December 31, 2010, the Company did not have any inventories.

c) Investments:
See Note 10 and Schedule C to the financial statements.

d) Fixed Assets:
1) As of December 31, 2011 and December 31, 2010, the Company did not have any fixed assets that have been technically appraised.
2) As of December 31, 2011 and December 31, 2010, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:
1) See Note 1.d. and Schedules B and C to the financial statements.
2) As of December 31, 2011 and December 31, 2010, there were no deferred charges.

C. Current Liabilities:
a) Liabilities:
1) See Note 9 to the financial statements.
2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. Allowances and Provisions:
See Schedule E.

E. Foreign Currency Assets and Liabilities:
See Note 1.b. and Schedule G to the financial statements.

F. Shareholders’ Equity:
1) As of December 31, 2011 and December 31, 2010, the Shareholders’ Equity did not include the "Irrevocable Advances towards Future Share Issues" account.
2) As of December 31, 2011 and December 31, 2010, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary and Explanatory Statement by the Board of Directors (continued)
(Figures Stated in Thousands of Pesos)

G. Miscellaneous:
1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.
2) See Notes 9 and 11 to the financial statements.
3) As of December 31, 2011 and December 31, 2010, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.
4) See Notes 9 and 11 to the financial statements.
5) As of December 31, 2011 and December 31, 2010, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 12.31.11	Book Value as of 12.31.10
Building, Electronic Equipment and/or Office Assets.	Fire, Thunderbolt, Explosion and/or Theft.	1,363	1,039	935
Vehicles	Theft, Robbery, Fire or Total Loss	270	176	113

6) As of December 31, 2011 and December 31, 2010, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of December 31, 2011 and December 31, 2010, the Company did not have any receivables including implicit interests or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, February 14, 2012.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Informative Review as of December 31, 2011 and 2010
(Figures Stated in Thousands of Pesos ($) and U.S. dollars (US$))

Grupo Financiero Galicia S.A.’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the fiscal year ended December 31, 2011 reported by the Company amounts to $ 1,106,943. This profit has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On April 14, 2010, the Ordinary and Extraordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2009, through the allocation of $ 11,464 to Legal Reserve and $ 217,811 to Discretionary Reserve.

Furthermore, the above-mentioned Shareholders’ Meeting approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Negotiable Obligations. Therefore, the maximum amount of the Program, which was of up to US$ 60,000 or its equivalent in any other currency, shall be of up to US$ 100,000 or its equivalent in any other currency. (See Note 16 to the financial statements.)

On May 7, 2010, the C.N.V. authorized, within the Global Program outstanding, the issuance of Negotiable Obligations Class II, Series I, II and III, for US$ 45,000. On June 8, 2010, Series II and III corresponding to Class II were issued. (See Note 16 to the financial statements.)

On May 7, 2010, the Company entered into a purchase and sale agreement with Galicia Seguros S.A. to sell the functional units property of Grupo Financiero Galicia S.A. located in Maipú 241, Autonomous City of Buenos Aires, for US$ 2,131. On September 23, 2010, the Argentine Superintendence of Insurance authorized the above-mentioned transaction. The corresponding deed of sale was executed on November 3, 2010.

On April 27, 2011, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2010, through the allocation of $ 20,445 to Legal Reserve, $ 24,828 to Cash Dividends and $ 363,628 to Discretionary Reserve.

On May 3, 2011, in compliance with what was approved by the aforementioned Ordinary Shareholders’ Meeting, the Company’s Board of Directors, decided to put at the disposal of shareholders, from May 16 or at a later date that may be appropriate due to the rules and regulations in force in the jurisdictions where the Company’s shares are listed, the amount of $ 24,828 as cash dividends, corresponding to the fiscal year ended December 31, 2010, amount that represents 2% of the Company’s capital stock.

On September 6, 2011, the Company’s Board of Directors decided to purchase 16,726,875 ordinary registered non-endorsable shares, with a face value of $1 per share and entitled to one vote each, representing 3% of the capital stock of Compañía Financiera Argentina S.A., which were offered by Tarjetas Regionales S.A. The remaining 97% is held by Banco de Galicia y Buenos Aires S.A.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Informative Review as of December 31, 2011 and 2010
(Figures Stated in Thousands of Pesos ($) and U.S. dollars (US$))

BALANCE SHEET FIGURES

	12.31.11	12.31.10	12.31.09	12.31.08	12.31.07
Assets
Current Assets	71,270	29,407	35,612	49,724	102,227
Non-current Assets	3,712,252	2,681,753	2,221,503	2,025,000	1,819,280
Total Assets	3,783,522	2,711,160	2,257,115	2,074,724	1,921,507
Liabilities
Current Liabilities	115,393	61,260	163,377	228,973	71,758
Non-current Liabilities	116,514	180,400	41,199	6	195,244
Total Liabilities	231,907	241,660	204,576	228,979	267,002
Shareholders’ Equity	3,551,615	2,469,500	2,052,539	1,845,745	1,654,505
Total	3,783,522	2,711,160	2,257,115	2,074,724	1,921,507

INCOME STATEMENT

	12.31.11	12.31.10	12.31.09	12.31.08	12.31.07
Ordinary Operating Result	1,133,128	449,113	163,262	203,549	50,196
Financial Results	(31,751)	(41,941)	90,357	(27,783)	(158)
Other Income and Expenses	6,499	1,758	409	(1,032)	(853)
Net Operating Income	1,107,876	408,930	254,028	174,734	49,185
Income Tax	(933)	(29)	(24,753)	2,085	(3,148)
Net Income	1,106,943	408,901	229,275	176,819	46,037

RATIOS

	12.31.11	12.31.10	12.31.09	12.31.08	12.31.07
Liquidity	0.61763	0.48004	0.21797	0.21716	1.42461
Credit Standing	15.31482	10.21867	10.03314	8.06076	6.19660
Capital Assets	0.98116	0.98915	0.98422	0.97603	0.94680
Profitability	0.35804	0.18155	0.11550	0.10006	0.02851

The individual financial statements have been considered in order to disclose the Balance Sheet figures and net Income Statement figures, as the consolidated financial statements are presented in line with the provisions of Communiqué “A” 3147 from the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

Progress Made regarding Compliance with the Plan for the Implementation of the International Financial Reporting Standards (I.F.R.S.)

Pursuant to what was determined by the C.N.V. through General Resolution No. 562/09, the Company developed a Plan for the Implementation of the I.F.R.S., which was approved by the Board of Directors at the meeting held on April 28, 2010.

Later, on November 24, 2011, the C.N.V. issued General Resolution No. 595 through which companies that invest in banks and insurance companies are exempted from the mandatory adoption of the I.F.R.S. Therefore, due to the fact that Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations, the Company will continue following the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A. for the presentation of the consolidated financial statements. Therefore, on January 24, 2012, the Company’s Board of Directors decided to suspend the application of the implementation plan submitted in due time. (See Note 17 to the financial statements.)

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Informative Review as of December 31, 2011 and 2010
(Figures Stated in Thousands of Pesos ($) and U.S. dollars (US$))

Equity Investments in Other Controlled Companies
•	Banco de Galicia y Buenos Aires S.A.
See the Notes to the consolidated financial statements that correspond to Banco de Galicia y Buenos Aires S.A.

•	Net Investment S.A.
During fiscal years 2009 and 2010, the Company entered into agreements for the repayment of irrevocable contributions made by its shareholders, determining that such contributions would be used for the absorption of the losses recorded at the end of each of the aforementioned fiscal years.

Taking into consideration the Board of Directors’ search for new business alternatives, in fiscal year 2010 the company subscribed shares belonging to a foreign company that carries out activities related to business development through the Internet. The equity investment held in this company to date represents 0.19% of corporate capital.

•	Sudamericana Holding S.A.
Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

The insurance business undertaken by the Company is one of the most important aspects of Grupo Financiero Galicia S.A.’s strategy to strengthen its position as a leading financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the fiscal year commenced on January 1, 2011 and ended on December 31, 2011, amounted to $ 608,521.

As of December 31, 2011, these companies had approximately 5.6 million insured in all their lines of business.

From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

As a result of this effort, the premium volume for the fourth quarter of 2011 exceeded that for the same period of the previous year by 45.7%.
•	Galicia Warrants S.A.
Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the financial sector as an additional credit instrument. It also renders a full spectrum of services related to inventory management to the productive sector.

The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

The company has its corporate headquarters in Buenos Aires and an office in the city of Tucumán, through which it has developed the warrants issuance market and has incorporated the storage service in different regional economies and geographic areas of the country.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Informative Review as of December 31, 2011 and 2010
(Figures Stated in Thousands of Pesos ($) and U.S. dollars (US$))

For the fiscal year ended December 31, 2011, Galicia Warrants S.A. has recorded income from services for $ 16,985. Net income for the fiscal year was $ 4,556.

As of December 31, 2011, deposit certificates and warrants issued amounted to $ 313,306, regarding merchandise under custody located throughout the country.

Furthermore, the Company will maintain its management capacity in order to render a better service and respond to the increase in the volume of business it believes the market will demand during the new fiscal year.

•	Galval Agente de Valores S.A.
Galval Agente de Valores S.A. is an indirect user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay. Grupo Financiero Galicia S.A. has a 100% interest in this company.

On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Registry of the Stock Exchange.

As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of December 31, 2011 it holds customers’ securities in custody for US$ 131,562, of which US$ 10,632 correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

As of December 31, 2011, Galval Agente de Valores S.A. had recorded income for US$ 879, with a recorded net loss of US$ 1,213.

Results for fiscal year 2012 are subject to the level of recovery the global economy may experience, and to the impact such recovery may have on the region.

It is expected that, if customers were to start looking for investments in the market that were more profitable than conservative positions, this would have a positive impact on the increase in income from fees from securities trading operations.

•	GV Mandataria de Valores S.A.
On July 16, 2008, GV Mandataria de Valores S.A. was registered with the Corporation Control Authority (I.G.J.).

The equity investment held by Grupo Financiero Galicia S.A. in this company is 90%, while the remaining 10% interest is held by Galval Agente de Valores S.A.

The Company's main purpose is to represent, act as agent and carry out other brokerage activities of any sort, both for domestic and foreign companies.

In December 2008, the company entered into an agreement to act as agent of Galval Agente de Valores S.A., being nowadays the only activity it carries out.

During the last quarter of 2011, Grupo Financiero Galicia S.A.’s and Galval Agente de Valores S.A.'s shareholders made irrevocable contributions for the amount of $ 850 and $ 95, respectively, which shall be used to cover the losses related to the adjustments made to the cost structure.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Informative Review as of December 31, 2011 and 2010
(Figures Stated in Thousands of Pesos ($) and U.S. dollars (US$))

Income from services for the fiscal year ended December 31, 2011 amounted to $ 3,069, with a pretax net loss of $ 731.

Grupo Financiero Galicia S.A.’s outlook for fiscal year 2012 is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system.

Autonomous City of Buenos Aires, February 14, 2012.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors and Shareholders of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Perón 456 – 2nd floor
Autonomous City of Buenos Aires

1.
In our capacity as members of the Supervisory Syndics’ Committee of Grupo Financiero Galicia S.A., in accordance with the provisions of Section 294, subsection 5 of the Corporations Law, we have performed an audit of  the Inventory and the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of December 31, 2011, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the fiscal year then ended, as well as supplementary Notes 1 to 18, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have examined the consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies for the fiscal year ended December 31, 2011, with notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company. Our responsibility is to issue a report on said documents.

2.
Our work was conducted in accordance with standards applicable to syndics in Argentina. Said standards require our examination to be performed in accordance with the professional auditing standards applicable in Argentina and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who submitted their audit report on February 14, 2012. Said review included verifying the work plans and the nature, scope and timing of the procedures applied and of the results of the audit performed by the above-referred professionals. An audit requires auditors to plan and carry out the auditing work in order to obtain reasonable assurance that the financial statements are free of false statements or material errors, and express an opinion on the fairness of the relevant information disclosed in the financial statements. An audit involves examining, on a selective test basis, the evidence supporting the amounts and the information disclosed in the financial statements, an assessment of the applied accounting standards and significant estimates issued by the Company, as well as an evaluation of the general presentation of the financial statements.

Given that it is not the responsibility of the Supervisory Syndics’ Committee to exercise any management control, our examination did not extend to the business criteria and decisions of the different areas of the Company, as these matters are the exclusive responsibility of the Company’s Board of Directors. We also report that, in compliance with the legality control that is part of our field of competence, during this fiscal year we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the fiscal year ended December 31, 2011 contain the information required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company’s accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

We believe that the work we performed provides a reasonable basis for our opinion.

3.
Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4.
In our opinion, the financial statements of Grupo Financiero Galicia S.A. fairly present, in all material respects, its financial condition as of December 31, 2011, and the results of its operations, the changes in shareholders’ equity and the cash flows for the fiscal year then ended, and the consolidated financial condition as of December 31, 2011, the consolidated results of their operations and the consolidated cash flows for the fiscal year then ended, in accordance with Argentine Central Bank regulations and, except for what was stated in item 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires. In compliance with the legality control that is part of our field of competence, we have no observations to make.

As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the fiscal year ended December 31, 2011, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company’s Board of Directors.

5.
Furthermore, we report the following: a) the accompanying financial statements and the corresponding inventory stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina; b) as called for by Resolution No. 368 of National Securities Commission (“C.N.V.”) concerning the independence of external auditors as well as the quality of the auditing policies applied by them and the Company’s accounting policies, the abovementioned external auditor’s report includes a representation indicating that the auditing standards in force have been observed, which standards include independence requirements, and contains no observations relative to the application of said professional accounting standards, except as mentioned in their report as concerns the application of the rules issued by the Argentine Central Bank, which prevail over the professional accounting standards; c) we have applied the procedures on asset laundering and terrorism financing set forth in the corresponding professional accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, February 14, 2012.

                                                                      Supervisory Syndics’ Committee

AUDITOR’S REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Legal Address:
Tte. Gral. Juan D. Perón 456 – 2nd floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1.
We have performed an audit of the Balance Sheet of Grupo Financiero Galicia S.A. as of December 31, 2011 and December 31, 2010, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the fiscal years then ended, as well as supplementary Notes 1 to 18 and Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Rules concerning Accounting Documentation set forth by the Cordoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed an audit of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of December 31, 2011 and 2010, and the consolidated income statements and the consolidated statements of cash flows for the fiscal years then ended, together with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company. Our responsibility is to issue an opinion on the financial statements based on the audit we performed.

2.
Our examination has been carried out in accordance with the auditing standards applicable in Argentina, which have been approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“C.P.C.E.C.A.B.A.”). Said auditing standards require auditors to plan and carry out the auditing work in order to obtain reasonable assurance that the financial statements are free of material errors, and form an opinion on the fairness of the relevant information disclosed in the financial statements. An audit involves examining, on a selective test basis, the evidence supporting the amounts and the information disclosed in the financial statements. An auditing process also involves an assessment of the applied accounting standards and significant estimates issued by the Company, as well as an evaluation of the general presentation of the financial statements. We believe that the audit performed provides a reasonable basis for our opinion.

3.
The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

4.	In our opinion:

a)
The financial statements of Grupo Financiero Galicia S.A. fairly present, in all material respects, its financial condition as of December 31, 2011 and December 31, 2010, and the results of its operations, the changes in shareholders’ equity and the cash flows for the fiscal years then ended, in accordance with Argentine Central Bank regulations and, except for the departures from GAAP stated in item 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires.

b)
The consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies present fairly, in all material respects, their consolidated financial condition as of December 31, 2011 and December 31, 2010, the consolidated results of their operations and the consolidated cash flows for the fiscal years then ended, in accordance with Argentine Central Bank regulations and, except for the departures from GAAP stated in item 3 above, with accounting standards applicable in the City of Buenos Aires.

5.	As called for by the regulations in force, we report that:

a)
The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

b)	The financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)
We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange and the Informative Review as of December 31, 2011 and December 31, 2010, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company’s Board of Directors.

d)
As of December 31, 2011, Grupo Financiero Galicia S.A.'s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records, amounted to $ 136,997.43, which was not yet due at that date.

e)
As required by Article 4 of General Resolution No. 400 issued by the C.N.V., which modifies Article  18 subarticle e) of Section III.9.1 of the Standards set forth by the C.N.V., we report that the total fee amount Price Waterhouse & Co. S.R.L., Price Waterhouse & Co. Asesores de Empresas S.R.L. and PricewaterhouseCoopers Jurídico Fiscal S.R.L. (hereinafter the three companies as a whole “PwC Argentina”) billed the Company for professional auditing and related services in the fiscal year ended December 31, 2011, represent:

e.1)	99 % of total fees PwC Argentina billed the Company for services in that fiscal year;

e.2)	15 % of total fees PwC Argentina billed the Company and its controlled and related companies for auditing and related services in that fiscal year;

e.3)	14 % of total fees PwC Argentina billed the Company and its controlled and related companies for services in that fiscal year;

f)
We have applied the procedures on asset laundering and terrorism financing set forth in the corresponding professional accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires

Autonomous City of Buenos Aires, February 14, 2012.

    PRICE WATERHOUSE & CO. S.R.L.